Exhibit 99.2

WHEATON
PRECIOUS METALS

3

THIRD QUARTER REPORT 2025

Management's Discussion & Analysis

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2025

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024, the related MD&A and the 2024 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR+ at www.sedarplus.ca. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 51 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of November 6, 2025.

Table of Contents

Highlights	5

Outlook	7

Mineral Stream Interests	8

Proposed Acquisition of Mineral Stream Interests	9

Amendments to Mineral Stream Interests	10

Updates on the Operating Mineral Stream Interests	10

Updates on the Development Stage Mineral Stream Interests	10

Early Deposit Mineral Stream Interests	12

Mineral Royalty Interests	12

Long-Term Equity Investments	13

Summary of Units Produced	15

Summary of Units Sold	16

Quarterly Financial Review	17

Results of Operations and Operational Review	18

Gain on Partial Disposal of Mineral Stream Interest	26

General and Administrative	26

Share Based Compensation	26

Donations and Community Investments	27

Other Income (Expense)	27

Finance Costs	27

Income Tax Expense	28

Liquidity and Capital Resources	28

Share Capital	37

Financial Instruments	37

New Accounting Standards Effective in 2025	37

Non-GAAP Measures	38

Subsequent Events	42

Controls and Procedures	42

Attributable Reserves and Resources	43

Cautionary Note Regarding Forward-Looking Statements	51

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview

Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

Including the proposed Hemlo PMPA, which is expected to close in Q4-2025, the Company has 41 long-term agreements¹ (33 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 34 different mining companies, related to precious metals and cobalt relating to 23 mining assets which are currently operating, 22 of which are at various stages of development and 2 which have been placed into care and maintenance or have been closed, located in 18 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended September 30, 2025, the per ounce price paid by the Company for the metals acquired under the agreements averaged $515 for gold, $6.35 for silver, $205 for palladium and $3.44 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

1 Minto has been removed from the mine count due to Minto Metals Corp. being placed in receivership.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview

	Q3 2025	Q3 2024	Change	YTD 2025	YTD 2024	Change

Units produced
Gold ounces	100,090	86,819	15.3%	285,622	262,920	8.6%
Silver ounces	5,999	4,538	32.2%	16,099	15,067	6.8%
Palladium ounces	2,650	4,034	(34.3)%	7,746	12,835	(39.6)%
Cobalt pounds	604	397	52.0%	1,791	896	99.8%
Gold equivalent ounces [2]	173,415	142,716	21.5%	483,519	446,110	8.4%
Units sold
Gold ounces	78,944	75,694	4.3%	289,214	245,039	18.0%
Silver ounces	4,760	3,875	22.8%	14,111	11,765	19.9%
Palladium ounces	2,594	3,761	(31.0)%	7,626	12,836	(40.6)%
Cobalt pounds	529	88	501.1%	1,147	485	136.5%
Gold equivalent ounces [2]	137,563	122,242	12.5%	460,775	387,998	18.8%
Change in PBND [3]
Gold ounces	16,136	7,523	(8,613)	(17,110)	5,200	22,310
Silver ounces	403	(68)	(471)	(180)	931	1,111
Palladium ounces	10	168	158	(15)	(480)	(465)
Cobalt pounds	34	282	248	524	351	(173)
Gold equivalent ounces [2]	20,963	8,263	(12,700)	(16,468)	17,585	34,053

Per unit metrics
Sales price
Gold per ounce	$3,481	$2,491	39.7%	$3,191	$2,291	39.3%
Silver per ounce	$39.66	$29.71	33.5%	$35.40	$27.46	28.9%
Palladium per ounce	$1,173	$969	21.0%	$1,046	$976	7.2%
Cobalt per pound	$18.19	$10.65	70.8%	$17.09	$14.71	16.2%
Gold equivalent per ounce [2]	$3,462	$2,522	37.3%	$3,147	$2,330	35.1%
Cash costs [4]
Gold per ounce [4]	$515	$440	(17.0)%	$473	$440	(7.5)%
Silver per ounce [4]	$6.35	$5.03	(26.2)%	$5.62	$4.91	(14.5)%
Palladium per ounce [4]	$205	$173	(18.5)%	$184	$177	(4.0)%
Cobalt per pound [4]	$3.44	$2.15	(60.0)%	$3.25	$2.84	(14.4)%
Gold equivalent per ounce [2,4]	$532	$439	(21.2)%	$480	$436	(10.1)%
Cash operating margin [4]
Gold per ounce [4]	$2,966	$2,051	44.6%	$2,718	$1,851	46.8%
Silver per ounce [4]	$33.31	$24.68	35.0%	$29.78	$22.55	32.1%
Palladium per ounce [4]	$968	$796	21.6%	$862	$799	7.9%
Cobalt per pound [4]	$14.75	$8.50	73.5%	$13.84	$11.87	16.6%
Gold equivalent per ounce [2,4]	$2,930	$2,083	40.7%	$2,667	$1,894	40.8%

Total revenue	$476,257	$308,253	54.5%	$1,449,886	$904,123	60.4%
Gold revenue	$274,797	$188,521	45.8%	$922,845	$561,360	64.4%
Silver revenue	$188,795	$115,149	64.0%	$499,473	$323,098	54.6%
Palladium revenue	$3,042	$3,644	(16.5)%	$7,978	$12,531	(36.3)%
Cobalt revenue	$9,623	$939	924.8%	$19,590	$7,134	174.6%
Net earnings	$367,216	$154,635	137.5%	$913,471	$440,993	107.1%
Per share	$0.809	$0.341	137.2%	$2.013	$0.973	106.9%
Adjusted net earnings [4]	$281,054	$152,803	83.9%	$817,884	$441,201	85.4%
Per share [4]	$0.619	$0.337	83.7%	$1.802	$0.973	85.2%
Operating cash flows	$382,953	$254,337	50.6%	$1,158,705	$708,110	63.6%
Per share [4]	$0.844	$0.561	50.4%	$2.553	$1.562	63.4%
Dividends paid [5]	$74,903	$70,314	6.5%	$224,683	$210,847	6.6%
Per share	$0.165	$0.155	6.5%	$0.495	$0.465	6.5%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)

Gold-equivalent ounces (“GEOs”), which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

3)

Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

4)	Refer to discussion on non-GAAP measures beginning on page 38 of this MD&A.
5)	As at September 30, 2025, cumulative dividends of $2.6 billion have been declared and paid by the Company.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [4]

Highlights

Operations

●	For the three months ended September 30, 2025, relative to the comparable period of the prior year:

¡

Production amounted to 173,400 gold equivalent ounces (“GEOs”), an increase of 22%, primarily due to higher production at Salobo and Antamina, coupled with the commencement of production at Blackwater.

¡

Sales volumes amounted to 137,600 GEO’s, an increase of 13%, a result of the higher production partially offset by an increase in the number of GEOs produced but not delivered (“PBND”). PBND increased by 21,000 GEOs during the quarter and represents approximately 2.9 months of production, compared to 2.7 months in the previous quarter, reflecting normal variations in shipment timing and delivery cycles.

¡

Revenue increased 55% or $168 million to $476 million (58% gold, 39% silver, 1% palladium and 2% cobalt), with the increase being primarily due to a 37% increase in realized commodity prices coupled with the higher sales volumes.

¡

Gross margin amounted to $336 million (71% of revenue), representing an increase of $139 million (a 7% increase as a percentage of revenue). The higher margin as a percentage of revenue reflects the leverage provided by fixed per-ounce production payments, which accounted for 76% of revenue during the quarter.

¡

Net earnings amounted to $367 million, an increase of $213 million, primarily due to the increased gross margin coupled with an $86 million pre-tax gain from the exercise of the 33% buy-back option under the Cangrejos PMPA in connection with CMOC Group Limited’s (“CMOC”) acquisition of Lumina Gold Corp. (“Lumina”). This gain contributed $73 million to net earnings after tax.

¡	Adjusted net earnings increased 84% or $128 million to $281 million.

¡	Operating cash flow amounted to $383 million, with the $129 million increase being the result of the higher gross margin.

●	For the nine months ended September 30, 2025 relative to the prior year:

¡

Production amounted to 483,500 GEOs, an increase of 8%, with increased production from Salobo and Antamina coupled with the commencement of production at Blackwater being partially offset by lower production at Constancia and Peñasquito.

¡

Sales volumes amounted to 460,800 GEOs, an increase of 19% resulting from higher production and relative changes in the number of GEOs PBND, with PBND decreasing by 16,500 GEOs, compared to a 17,600 GEO increase during the comparable period of the prior year.

¡

Revenue increased 60% or $546 million to $1.4 billion (64% gold, 34% silver, 1% palladium and 1% cobalt), representing a record for the Company, with the increase being primarily due to a 35% increase in realized commodity prices coupled with the 19% increase in sales volumes.

¡	Gross margin amounted to $1 billion (70% of revenue), representing an increase of $453 million (an 8% increase as a percentage of revenue).

¡

Net earnings amounted to $913 million, an increase of $472 million, primarily due to the higher gross margin coupled with the gain from the exercise of the 33% buy-back option under the Cangrejos PMPA, partially offset by higher income taxes.

¡	Adjusted net earnings increased 85% or $377 million to $818 million, representing a record for the Company.

¡	Operating cash flow amounted to $1.2 billion, representing a record for the Company, with the $451 million increase being due primarily to the higher gross margin.

●	On November 6, 2025, the Board of Directors declared a dividend in the amount of $0.165 per common share.

Corporate Development

●

On September 10, 2025, the Company entered into a financing commitment with Carcetti Capital Corporation (“Carcetti”) to support Carcetti’s proposed acquisition of the currently operating Hemlo mine from Barrick Mining Corporation, including a gold stream of up to $400 million, with Carcetti expected to elect an amount of $300 million in accordance with the terms of the agreement. The transaction is expected to close in Q4 2025, delivering immediate production and cash flow to the Company. In addition, the Company invested $30 million (Cdn$42 million) in Carcetti’s equity offering.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [5]

●

In connection with its acquisition of Lumina, CMOC exercised its 33% buy-back option under the Cangrejos PMPA for a cash payment of $102 million. Wheaton had previously paid an upfront amount of $16 million attributable to this portion of the stream. The transaction resulted in a gain of $86 million.

●

On October 8, 2025, the Company amended its PMPA with BMC Minerals Ltd. (“BMC”) in respect of the Kudz Ze Kayah (“KZK”) project, with the amendment including the elimination of BMC Minerals’ one-time option to repurchase 50% of the stream for a period of 30 days after June 22, 2026 and the Company’s right to repayment on certain conditions being met. In connection with the amendment, the Company advanced an additional upfront deposit of $2.5 million to BMC at the time of execution and has committed to advance an additional $15 million deposit on KZK achieving certain permitting milestones.

Asset Updates

●	Production of attributable silver resumes at the Aljustrel mine during the quarter, with the Company receiving its first deliveries since Q4 2023.

●	B2Gold Corp. (“B2Gold”) reports that the Goose mine achieved commercial production on October 2, 2025.

●	Hudbay Minerals Inc. (“Hudbay”) reports that from September 23, 2025 to October 7, 2025, the mill at the Constancia mine was shut down as a safety precaution due to ongoing social unrest in Peru.

●

Aris Mining Corporation (“Aris”) reports that the expansion construction of the Bulk Mining Zone at the Marmato mine is underway and production is expected to start ramping up in the second half of 2026.

●

Waterton Copper LP (“Waterton Copper”) continued ramp-up efforts at its Mineral Park project, with commercial production expected to be achieved in Q4 2025, with first product leaving site in October and throughput expected to be in the range of 75% of nameplate by the end of the year.

●

Ivanhoe Mines (“Ivanhoe”) reports that the first feed of ore entered the concentrator at the Platreef project on October 29, 2025. First production of concentrate is expected in the second half of November 2025.

●	Rio2 Limited (“Rio2”) reports that they remain on track and on budget for first gold production at the Fenix project in the first quarter of 2026.

●	Allied Gold Corporation (“Allied”) reports that the Kurmuk project continues to track according to plan, with engineering substantially completed.

●	Montage Gold Corp. (“Montage”) reports that rapid construction progress continues at the Koné project and remains on schedule for first gold pour in Q2 2027.

●	Hudbay reported that Mitsubishi Corporation has agreed to acquire a 30% interest in Copper World LLC, which owns the fully-permitted Copper World project.

●	Capstone Copper Corp. (“Capstone”) reported that Orion Resource Partners LP (“Orion”) have agreed to acquire a 25% ownership interest in the Santo Domingo project.

Other

●	During the third quarter of 2025:

o	The Company paid a quarterly dividend of $75 million.

o	The Company made total upfront cash payments of $250 million relative to the Koné PMPA ($156 million), the Fenix PMPA ($50 million), and the Kurmuk PMPA ($44 million).

o

The Company updated its life of mine estimates including its recoverable reserves, resources, and exploration potential at each mining operation as part of its normal course procedures. As a result, revised depletion rates for each operating mining asset were reflected in the current quarter and will be applied prospectively.

●	Subsequent to the quarter, the Company made additional upfront cash payments of $94 million relative to the Fenix PMPA ($50 million) and the El Domo PMPA ($44 million).

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [6]

Outlook1

Wheaton’s estimated attributable production in 2025 is forecast to be 350,000 to 390,000 ounces of gold, 20.5 to 22.5 million ounces of silver, and 12,500 to 13,500 GEOs of other metals, resulting in annual production of approximately 600,000 to 670,000 GEOs2, unchanged from previous guidance.

Annual production is forecast to increase by approximately 40% to 870,000 GEOs2 by 2029, with average annual production forecast to grow to over 950,000 GEOs2 in years 2030 to 2034, also unchanged from previous guidance.

Liquidity

The $1.2 billion of cash and cash equivalents as at September 30, 2025 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) with $500 million accordion feature and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[2]

Ounces produced represent the quantity of silver, gold, palladium, platinum and cobalt contained in concentrate or doré prior to smelting or refining deductions. Gold equivalent forecast production for 2025 and the longer-term outlook are based on the following updated commodity price assumptions: $2,600 per ounce gold, $30 per ounce silver, $950 per ounce palladium, $950 per ounce of platinum and $13.50 per pound cobalt.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [7]

Mineral Stream Interests

The following table summarizes the mineral stream interests currently owned by the Company:

						Total Upfront Consideration
Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Production Payment Per Unit [2,3]	Depletion Rate Per Unit ¹	Paid to Sep 30, 2025 [3]	To be Paid [2]	Total [3]	Cash Flow Generated to Date [3]	Q3-2025 PBND [3,4]	Term ¹

Gold

Salobo	Vale	BRA	75%	$429	$404	$3,573,360	$-	$3,573,360	$3,202,954	78,307	LOM

Sudbury [5]	Vale	CAN	70%	$400	$1,399	623,572	-	623,572	350,282	9,735	20 years [5]

Constancia	Hudbay	PER	50%	$429	$338	135,000	-	135,000	369,958	10,413	LOM

San Dimas	FM	MEX	variable [6]	$643	$428	220,000	-	220,000	364,893	2,594	LOM

Stillwater [7]	Sibanye	USA	100%	18%	$570	237,880	-	237,880	112,693	4,770	LOM

Blackwater	Artemis Gold	CAN	8% [8]	35%	$606	340,000	-	340,000	11,552	72	LOM

Platreef	Ivanhoe	SA	62.5% [9]	$100	NP	275,300	-	275,300	-	-	LOM [9]

Other

Copper World	Hudbay	USA	100%	$450	NP	-	39,296	39,296	-	-	LOM

Marmato	Aris	CO	10.5% [10]	18%	$527	85,416	77,584	163,000	21,816	218	LOM

Santo Domingo	Capstone	CHL	100% ¹¹	18%	NP	26,054	260,000	286,054	4,905	-	LOM

Fenix	Rio2	CHL	22% ¹²	18%	NP	100,000	50,000	150,000	-	-	LOM

El Domo ³	Silvercorp	ECU	50% ¹³	18%	NP	(268)	128,904	128,636	1,203	-	LOM

Marathon	Gen Mining	CAN	100% [14]	18%	NP	21,857	100,567	122,424	-	-	LOM

Goose	B2Gold	CAN	2.78% [15]	18%	$1,212	83,750	-	83,750	277	292	LOM

Cangrejos	CMOC	ECU	4.4% [16]	18%	NP	32,160	168,840	201,000	-	-	LOM

Curraghinalt	Dalradian	UK	3.05% [17]	18%	NP	20,000	55,000	75,000	-	-	LOM

Kudz Ze Kayah	BMC	CAN	6.875% [18]	20%	NP	13,860	1,800	15,660	-	-	LOM

Koné	Montage	CIV	19.5% [19]	20%	NP	312,500	312,500	625,000	-	-	LOM

Kurmuk	Allied	ETH	6.7% [20]	15%	NP	131,250	43,750	175,000	-	-	LOM

						$6,231,691	$1,238,241	$7,469,932	$4,440,533	106,401

Silver

Peñasquito	Newmont	MEX	25%	$4.56	$5.09	$485,000	$-	$485,000	$1,724,003	1,346	LOM

Antamina	Glencore	PER	33.75% ²¹	20%	$4.39	900,000	-	900,000	866,253	1,170	LOM

Constancia	Hudbay	PER	100%	$6.32	$6.43	294,900	-	294,900	321,912	386	LOM

Blackwater	Artemis Gold	CAN	50% [8]	18%	$7.55	170,800	-	170,800	7,548	13	LOM

Other

Los Filos	Equinox	MEX	100%	$4.74	$0.00	4,463	-	4,463	45,193	21	25 years ²²

Zinkgruvan	Boliden	SWE	100%	$4.75	$1.00	77,866	-	77,866	588,448	124	LOM

Stratoni	Eldorado	GRC	100%	$11.54	NP	57,500	-	57,500	155,868	-	LOM

Neves-Corvo	Boliden	PRT	100%	$4.55	$1.36	35,350	-	35,350	201,084	34	50 years ²³

Aljustrel	Almina	PRT	100% [24]	50%	$0.00	2,451	-	2,451	50,779	5	50 years ²³

El Alto [25]	Barrick	CHL/ARG	25%	$3.90	NP	625,000	-	625,000	372,767	-	LOM

Copper World	Hudbay	USA	100%	$3.90	NP	-	191,855	191,855	-	-	LOM

Navidad	PAAS	ARG	12.5%	$4.00	NP	10,788	32,400	43,188	-	-	LOM

Marmato	Aris	CO	100% [10]	18%	$6.60	7,600	4,400	12,000	3,850	3	LOM

Cozamin	Capstone	MEX	50% [26]	10%	$21.62	150,000	-	150,000	69,327	149	LOM

El Domo ³	Silvercorp	ECU	75% ¹³	18%	NP	(96)	46,596	46,500	-	-	LOM

Mineral Park	Waterton	US	100%	18%	NP	115,000	-	115,000	-	-	LOM

Kudz Ze Kayah	BMC	CAN	6.875% [18]	20%	NP	24,640	3,200	27,840	-	-	LOM

						$2,961,262	$278,451	$3,239,713	$4,407,032	3,251

Palladium

Stillwater [7]	Sibanye	USA	4.5% [27]	18%	$492.09	$262,120	$-	$262,120	$169,324	4,424	LOM

Platreef	Ivanhoe	SA	5.25% [9]	30%	NP	78,700	-	78,700	-	-	LOM [9]

						$340,820	$-	$340,820	$169,324	4,424

Platinum

Marathon	Gen Mining	CAN	22% [14]	18%	NP	$9,367	$43,100	$52,467	$-	-	LOM

Platreef	Ivanhoe	SA	5.25% [9]	30%	NP	57,500	-	57,500	-	-	LOM [9]

						$66,867	$43,100	$109,967	$-	-

Cobalt

Voisey’s Bay	Vale	CAN	42.4% [28]	18%	$9.02	$390,000	$-	$390,000	$76,376	1,202	LOM

Total PMPAs Currently Owned						$9,990,640	$1,559,792	$11,550,432	$9,093,265

Terminated / Matured PMPAs						1,358,502	-	$1,358,502	3,376,971

Total						$11,349,142	$1,559,792	$12,908,934	$12,470,236

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [8]

1)

Abbreviations as follows: FM = First Majestic Silver Corp; BMC = BMC Minerals; PAAS = Pan American Silver Corp; Gen Mining = Generation Mining Ltd.; Waterton = Waterton Copper LP; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CIV = Côte d’Ivoire, CO = Colombia; ECU = Ecuador; ETH = Ethiopia, GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SA = South Africa; SWE = Sweden; USA = United States; UK = United Kingdom; NP = Not Producing; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 32 of this MD&A for more information.
3)

All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 34 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid. Certain contracts, including Santo Domingo and El Domo, contain delay ounce provisions whereby should construction of the mine not be completed by an agreed to date, the mine operator must compensate the Company for the delay until certain conditions are satisfied by delivering additional ounces. The value of these ounces on the date first due, net of amounts owed to the mine operator, is treated as a reduction to the upfront consideration paid. Sale of the resulting ounces received is treated as revenue, with the associated cost of sales being equal to the fair value of the ounces on the date received.

4)

Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests as well as the non-operating and Victor gold interest. As of September 30, 2025, the Company has received approximately $350 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. The term of the Sudbury PMPA ends on May 11, 2033.

6)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 30, 2025, the fixed gold to silver exchange ratio was revised from 70:1 to 90:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)

Once the Company has received 464,000 ounces of gold under the amended Blackwater Gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater Silver PMPA, the attributable silver production will be reduced to 33%.

9)

Once the Company has received 218,750 ounces of gold under the Platreef Gold PMPA, the attributable gold production will reduce to 50% until 428,300 ounces have been delivered, after which the stream drops to 3.125%. Under the Platreef Palladium and Platinum PMPA, once the Company has received 350,000 ounces of combined palladium and platinum, the attributable palladium and platinum production will reduce to 3% until 485,115 ounces have been delivered, after which the stream drops to 0.1% of the payable palladium and platinum production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 million tonnes per annum (“Mtpa”), the 3.125% residual gold stream and the 0.1% residual palladium and platinum stream will terminate. Under the Platreef Gold PMPA, a subsidiary of Royal Gold Inc. (formerly Sandstorm Gold Ltd./Nomad Royalty Ltd.) (“Royal Gold”) is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton will be entitled to purchase is conditional on delivery of the total amount of payable gold to all purchasers (Wheaton and Royal Gold combined). The values set out herein pertain only to Wheaton’s share of the payable gold.

10)

Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

11)

Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%. The units sold under Santo Domingo relate to ounces received due to the delay ounce provision (see footnote 3, above).

12)

On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

13)

Once the Company has received 145,000 ounces of gold under the El Domo PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%. The units sold under El Domo relate to ounces received due to the delay ounce provision (see footnote 3, above).

14)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
15)

Once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

16)

During Q3 2025, in connection with its acquisition of Lumina Gold Corp., CMOC exercised its 33% buy-back option under the Cangrejos PMPA for a cash payment of $102 million, resulting in a gain of $86 million on partial disposal of the Cangrejos PMPA. In connection with the exercise of the option, once the Company has received 469,000 ounces of gold under the Cangrejos PMPA, the Company’s attributable gold production will be reduced to 2.9%.

17)	Once the Company has received 125,000 ounces of gold under the Curraghinalt PMPA, the Company’s attributable gold production will be reduced to 1.5%.
18)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered for a total of 660,000 ounces of gold and 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

19)

Once the Company has received 400,000 ounces of gold under the Koné PMPA, subject to adjustment if there are delays in deliveries relative to an agreed schedule, the attributable gold production will reduce to 10.8% until an additional 130,000 ounces of gold has been delivered, after which the stream drops to 5.4%.

20)

Once the Company has received 220,000 ounces of gold under the Kurmuk PMPA, the Company’s attributable gold production will be reduced to 4.8%. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop-down threshold is reached.

21)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
22)	The term of the Los Filos PMPA ends on October 15, 2029.
23)	The term of the Neves-Corvo and Aljustrel PMPAs ends on June 5, 2057.
24)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
25)	Previously referred to as Pascua-Lama in this MD&A.
26)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
27)

Once the Company has received 375,000 ounces of palladium under the Stillwater PMPA, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

28)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay PMPA, the Company’s attributable cobalt production will be reduced to 21.2%.

Significant amendments and acquisitions (if any) of mineral stream interests during Q3 2025 are outlined below. The percentage of payable production and other key PMPA terms for all mineral stream interests are described in the Contractual Obligations and Contingencies section of this MD&A starting on page 32 of the MD&A.

Proposed Acquisition of Mineral Stream Interests

Hemlo

On September 10, 2025, the Company announced it has committed to enter into a financing commitment with Carcetti to support its proposed acquisition of the currently operating Hemlo mine from Barrick Mining Corporation, including a gold stream of up to $400 million, subject to execution of definitive agreements and satisfaction of customary conditions. Under the terms of the proposed gold stream, Wheaton would purchase 13.5% of the payable gold until a total of 181,000 ounces of gold has been delivered, at which point Wheaton would purchase 9.0% of the payable gold until an additional 157,330 oz of gold has been delivered, after which Wheaton would purchase 6.0% of payable gold for the life of the mine. Each of the dropdown thresholds will be subject to adjustment if there are delays

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in deliveries relative to an agreed schedule, and commencing in 2033, if deliveries fall behind the agreed schedule by 10 Koz or more, the stream percentage will be increased by 5% until deliveries catch up with the agreed schedule. The applicable stream percentage will be reduced by half with respect to gold production from certain claims comprising the Interlake deposit. Additionally, Wheaton would make ongoing payments for the gold ounces delivered equal to 20% of the spot price of gold. Carcetti is expected to elect an amount of $300 million in accordance with the terms of the agreement, in which case the stream percentages would be adjusted proportionately. The transaction is expected to close in Q4 2025, delivering immediate production and cash flow to the Company.

As part of its financing commitment, on October 7, 2025 the Company invested $30 million (Cdn$42 million) in Carcetti’s equity offering.

Amendments to Mineral Stream Interests

Kudz Ze Kayah

On October 8, 2025, the Company amended its PMPA with BMC in respect of the KZK project, with the amendment including the elimination of BMC Minerals’ one-time option to repurchase 50% of the stream for a period of 30 days after June 22, 2026 and the Company’s right to repayment on certain conditions being met. In connection with the amendment, the Company advanced an additional upfront deposit of $2.5 million to BMC at the time of execution and has committed to advance an additional $15 million deposit on KZK achieving certain permitting milestones.

Updates on the Operating Mineral Stream Interests

Constancia

On September 23, 2025, Hudbay commented on ongoing social unrest in Peru, where Hudbay’s Constancia mine has been impacted by local protests and illegal blockades. Hudbay announced that the mill was temporarily shut down as a safety precaution and to allow time for authorities to address the illegal protests. Subsequently on October 7, 2025, Hudbay announced it had resumed operations at the Constancia mine following the temporary shutdown.

Blackwater

On September 15, 2025, Artemis Gold Inc. (“Artemis Gold”), announced plans to upgrade the current Blackwater Mine processing plant (Phase 1A) to increase nameplate capacity by 33%, from 6 Mtpa to 8 Mtpa by Q4 2026. In parallel, Artemis Gold is advancing the Phase 2 expansion, and placing orders of long lead time equipment.

On November 5, 2025, Artemis Gold announced that 2025 production is expected to be weighted to the fourth quarter, with higher mill throughput rates and feed grades expected compared to Q3 2025.

Goose

On October 6, 2025, B2Gold announced that the Goose mine achieved commercial production on October 2, 2025. As reported by B2Gold, open pit and underground mining rates at the Umwelt deposit have continued to meet or exceed expectations during the 30-day commercial production period. Gold recoveries have been in line with expectations and are expected to average higher than 90% through Q4 2025.

Aljustrel

In the third quarter of 2025, Almina resumed production of the zinc and lead concentrates at the Aljustrel mine, resulting in the resumption of attributable silver production to the Company.

Marmato

On October 29, 2025, Aris reported that the expansion construction of the Bulk Mining Zone at the Marmato mine is underway and production remains on schedule for first gold in the second half of 2026.

Updates on the Development Stage Mineral Stream Interests

Mineral Park

During the quarter, Waterton Copper continued ore commissioning of the newly refurbished concentrator at its Mineral Park project. The ramp-up efforts in Q3 2025 were focused on dialing in operating parameters in the grinding circuit, fine tuning mill alignment due to increasing operating throughputs, and gradually increasing both operating uptime and overall site throughput. Ramp-up to commercial production is expected to continue in Q4 2025, with first product leaving site in October, and throughput expected to be in the range of 75% of nameplate by the end of the year. At steady state throughput, the fully refurbished mill capacity will be 16.5 Mtpa.

Platreef

On October 30, 2025, Ivanhoe announced that the first feed of ore entered the concentrator on October 29, 2025. First production of concentrate is expected in the second half of November 2025. Ivanhoe reports that Phase 1 is the first step in a three-phase expansion plan that aims to make the Platreef Mine one of the world’s largest and lowest-cost producers of platinum, palladium, rhodium, and gold, with copper and nickel byproduct credits. Ivanhoe reports

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [10]

that production from Phase 2, which is targeted to commence in Q4 2027, is expected to be more than four times larger than Phase 1.

Fenix

On October 29, 2025, Rio2 reported that at the end of Q3 2025 construction was 63% complete and remains on track and on budget for first gold production in the first quarter of 2026. On September 24, 2025, Rio2 announced they have signed two separate memorandum of understandings with two companies that have desalinated water distribution facilities for the potential supply of desalinated water to the Fenix Gold Mine. This is a significant milestone for the planned future expansion of the project, for which a pre-feasibility study is expected in Q1 2026.

Kurmuk

On October 15, 2025, Allied reported that the Kurmuk project continues to track according to plan, with engineering substantially completed. The key focus for the rest of the year is on logistics for transporting equipment and materials to the site, finishing technical concrete works around the grinding areas, and advancing the mechanical erection at the processing plant site.

Koné

On October 6, 2025, Montage announced that rapid construction progress continues and remains on budget and well on-schedule for first gold pour in Q2 2027. Key milestones achieved since commencement of the project include the erection of six carbon-in-leach tanks, completion of mill foundations and water supply infrastructure, with the next key milestone being the delivery of the ball mill on-site in Q1 2026.

El Domo

On August 5, 2025, Silvercorp Metals Inc. (“Silvercorp”) announced that the Constitutional Court of Ecuador has delivered a unanimous decision to uphold the validity of the environmental license for the El Domo project. On October 15, 2025, Silvercorp announced progress at El Domo with approximately 1.29 million cubic metres of material removed, up 249% compared to last quarter. The 481-bed construction camp has been substantially completed and is scheduled to be fully operational in Q4 2025, with commissioning of the mine and process plant targeted for late 2026.

Copper World

On August 13, 2025, Hudbay announced that Mitsubishi Corporation has agreed to acquire a 30% interest in Copper World LLC, which owns the fully-permitted Copper World project. Concurrently, the Company agreed to amend the Copper World PMPA by adding an additional contingent payment of up to $70 million associated with a future potential mill expansion and amending the price to be paid per ounce of gold and silver delivered from a fixed per ounce price to 15% of spot price for gold and silver. The amendment is subject to execution of definitive agreements and the satisfaction of customary conditions.

Santo Domingo

On October 13, 2025, Capstone announced that Orion Resource Partners LP (“Orion”) have agreed to acquire a 25% ownership interest in the Santo Domingo project. Concurrent with the joint venture, Capstone and Orion have entered into an equity subscription agreement where the proceeds will be used for a new exploration program at Santo Domingo and another project.

Cangrejos

On June 23, 2025, a subsidiary of CMOC Group Limited (“CMOC”) announced that it had completed its previously disclosed acquisition of Lumina Gold Corp., (“Lumina”). CMOC reports that it has assembled a multidisciplinary project team to fast-track development of the Cangrejos project, with commercial production targeted for 2028. Please see Gain on Partial Disposal of Mineral Stream Interest on page 26 of this MD&A for more information.

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Early Deposit Mineral Stream Interests

Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold		Silver		Term of Agreement	Date of Original Contract

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%		50%		Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25	% ³	100	% ³	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%		100%		Life of Mine	14-Dec-17

			$46,352	$322,000	$368,352

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 34 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Toroparu

On October 28, 2025, Aris announced positive results from the recently completed preliminary economic assessment (“PEA”) of the Toroparu Project, which Aris reports confirms Toroparu as a large-scale, long-life open pit gold project with robust economics. Based on the results of the PEA, Aris has initiated a Prefeasibility Study (“PFS”), targeted for completion in 2026, with the objective of advancing the project toward construction.

Mineral Royalty Interests

The following table summarizes the mineral royalty interests owned by the Company as at September 30, 2025:

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	Life of Mine	07-Aug-2014

Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	Life of Mine	04-Jan-2021

Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	Life of Mine	10-Sep-2023

Mt Todd [5]	Vista	Australia	1.0% GR	20,000	Life of Mine	13-Dec-2023

DeLamar [6]	Integra	USA	1.5% NSR	9,750	Life of Mine	20-Feb-2024

				$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)

The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company. On August 14, 2024, the Ontario Superior Court of Justice placed Victoria Gold Corp into receivership following the failure of the heap leach pad at its Eagle Mine in June, 2024.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)

The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

Mt Todd

On July 29, 2025, Vista Gold Corp. (“Vista”) announced the results of a new feasibility study at a re-sized 15,000 tpd which demonstrates strong economics for the Mt Todd Gold project with a smaller initial project by prioritizing higher grade ore to the processing plant, while significantly lowering initial capital costs.

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Long-Term Equity Investments

The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at September 30, 2025 and December 31, 2024:

	September 30	December 31

(in thousands)	2025	2024

Common shares held	$262,412	$98,190

Warrants held	1,970	785

Total long-term equity investments	$ 264,382	$ 98,975

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these LTI’s but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income (Expense). Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and nine months ended September 30, 2025 and 2024 is presented below:

Common Shares Held

	Three Months Ended September 30, 2025

(in thousands)	Fair Value at Jun 30, 2025	Additions	Disposals	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2025	Realized Gain on Disposal

Streaming or royalty partners	$161,394	$7,780	$-	$75,138	$244,312	$-

Strategic investments	6,594	5,269	-	6,237	18,100	-

Total	$167,988	$13,049	$-	$81,375	$262,412	$-
1) Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended September 30, 2024

(in thousands)	Fair Value at Jun 30, 2024	Additions	Disposals	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2024	Realized Loss on Disposal

Streaming or royalty partners	$82,949	$12,745	$(12,018)	$13,361	$97,037	$(3,543)

Strategic investments	3,950	-	-	386	4,336	-

Total	$86,899	$12,745	$(12,018)	$13,747	$101,373	$(3,543)

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

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	Nine Months Ended September 30, 2025

(in thousands)	Fair Value at Dec 31, 2024	Additions	Disposals	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2025	Realized Gain on Disposal

Streaming or royalty partners	$93,915	$7,780	$-	$142,617	$244,312	$-

Strategic investments	4,275	8,386	-	5,439	18,100	-

Total	$98,190	$16,166	$-	$148,056	$262,412	$-
1) Fair Value Gains (Losses) are reflected as a component of OCI.

	Nine Months Ended September 30, 2024

(in thousands)	Fair Value at Dec 31, 2023	Additions	Disposals	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2024	Realized Gain (Loss) on Disposal

Streaming or royalty partners	$75,481	$17,866	$(12,018)	$15,707	$97,036	$(3,543)

Strategic investments [2]	170,545	—	(177,088)	10,880	4,337	35,768

Total	$246,026	$17,866	$(189,106)	$26,587	$101,373	$32,225

1)	Fair Value Gains (Losses) are reflected as a component of OCI.
2)

Includes shares of Hecla Mining Company (“Hecla”) which were received on September 7, 2022 as partial consideration for the termination of the Keno Hill PMPA. These shares were disposed of during the period as they were no longer part of the Company’s strategic objectives.

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Summary of Units Produced

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023

Gold ounces produced ²

Salobo	66,997	69,417	71,384	84,291	62,689	63,225	61,622	71,777

Sudbury [3]	4,999	5,403	4,880	5,259	3,593	4,477	5,618	5,823

Constancia	12,797	4,604	4,876	18,727	10,760	6,269	14,316	22,781

San Dimas [4]	7,507	6,987	8,416	7,263	6,882	7,089	7,542	10,023

Stillwater [5]	1,717	1,654	1,339	2,166	2,247	2,099	2,637	2,341

Blackwater	4,879	4,050	1,017	-	-	-	-	-

Other

Marmato	807	748	757	622	648	584	623	668

Goose	387	-	-	-	-	-	-	-

Total Other	1,194	748	757	622	648	584	623	668

Total gold ounces produced	100,090	92,863	92,669	118,328	86,819	83,743	92,358	113,413

Silver ounces produced [2]

Peñasquito [6]	2,087	2,103	1,754	2,465	1,785	2,263	2,643	1,036

Antamina	1,721	1,299	1,087	947	925	992	806	1,030

Constancia	577	552	555	969	648	451	640	836

Blackwater	136	138	34	-	-	-	-	-

Other

Los Filos [7]	-	-	37	29	26	27	48	26

Zinkgruvan	688	684	585	637	537	699	641	510

Neves-Corvo	431	449	459	494	425	432	524	573

Aljustrel [8]	180	-	-	-	-	-	-	-

Cozamin	169	174	174	192	185	177	173	185

Marmato	10	8	8	7	7	6	7	10

Total Other	1,478	1,315	1,263	1,359	1,180	1,341	1,393	1,304

Total silver ounces produced	5,999	5,407	4,693	5,740	4,538	5,047	5,482	4,206

Palladium ounces produced ²

Stillwater [5]	2,650	2,435	2,661	2,797	4,034	4,338	4,463	4,209

Cobalt pounds produced ²

Voisey’s Bay	604	647	540	393	397	259	240	215

GEOs produced [9]	173,415	159,503	150,601	187,625	142,716	144,904	158,490	164,599

Average payable rate [2]

Gold	94.7%	95.2%	94.9%	95.3%	95.0%	95.0%	94.7%	95.1%

Silver	86.1%	87.2%	86.4%	84.2%	83.9%	84.3%	84.5%	83.0%

Palladium	96.7%	97.4%	96.4%	97.5%	98.4%	97.3%	97.8%	98.0%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEOs [9]	91.2%	92.1%	91.9%	91.3%	90.9%	90.7%	90.6%	91.6%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 30, 2025, the fixed gold to silver exchange ratio has been revised to 90:1. For reference, attributable silver production from prior periods is as follows: Q3 2025 - 364,000 ounces; Q2 2025 - 311,000 ounces; Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces.

5)

Comprised of the Stillwater and East Boulder gold and palladium interests. On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.

6)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
7)

On April 1, 2025, Equinox Gold Corp., (“Equinox”) reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
9)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

Summary of Units Sold

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023

Gold ounces sold

Salobo	55,768	76,331	83,809	55,170	58,101	54,962	56,841	76,656

Sudbury [2]	4,729	2,849	5,632	4,048	2,495	5,679	4,129	5,011

Constancia	2,708	6,827	9,788	17,873	5,186	6,640	20,123	19,925

San Dimas	6,655	7,235	8,962	6,990	7,022	6,801	7,933	10,472

Stillwater [3]	1,465	1,386	1,947	2,410	1,635	2,628	2,355	2,314

Blackwater	6,463	3,291	110	-	-	-	-	-

Other

Marmato	749	742	737	650	550	616	638	633

Goose	95	-	-	-	-	-	-	-

Santo Domingo [4]	312	312	312	312	447	-	-	-

El Domo [4]	-	-	-	209	258	-	-	-

Total Other	1,156	1,054	1,049	1,171	1,255	616	638	633

Total gold ounces sold	78,944	98,973	111,297	87,662	75,694	77,326	92,019	115,011

Silver ounces sold

Peñasquito	1,609	2,112	1,976	1,852	1,667	1,482	1,839	442

Antamina	1,552	1,073	884	858	989	917	762	1,091

Constancia	275	625	730	797	366	422	726	665

Blackwater	137	143	-	-	-	-	-	-

Other

Los Filos	3	8	57	29	26	24	44	24

Zinkgruvan	708	520	446	452	488	597	297	449

Neves-Corvo	212	224	218	154	185	216	243	268

Aljustrel	122	-	-	-	-	-	1	86

Cozamin	133	154	164	158	148	158	147	141

Marmato	9	9	8	7	6	7	8	9

Total Other	1,187	915	893	800	853	1,002	740	977

Total silver ounces sold	4,760	4,868	4,483	4,307	3,875	3,823	4,067	3,175

Palladium ounces sold

Stillwater [3]	2,594	2,575	2,457	4,434	3,761	4,301	4,774	3,339

Cobalt pounds sold

Voisey’s Bay	529	353	265	485	88	88	309	288

GEOs sold [5]	137,563	157,916	165,297	141,495	122,242	123,462	142,294	154,355

Cumulative payable units PBND [6]

Gold ounces	106,401	90,265	100,512	123,511	97,929	90,406	88,145	92,729

Silver ounces	3,251	2,849	3,002	3,431	2,903	2,972	2,539	1,973

Palladium ounces	4,424	4,414	4,596	4,439	6,186	6,018	6,198	6,666

Cobalt pounds	1,202	1,168	917	678	796	513	360	356

GEOs [5]	151,773	130,809	141,587	168,241	137,823	129,560	121,574	119,780

Inventory on hand

Cobalt pounds	-	-	-	-	-	-	-	88

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA (see footnote 3 on page 9 of this MD&A for more information).
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

6)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Quarterly Financial Review 1

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023

Gold ounces sold	78,944	98,973	111,297	87,662	75,694	77,326	92,019	115,011

Realized price [2]	$3,481	$3,318	$2,872	$2,677	$2,491	$2,356	$2,072	$2,006

Gold sales	$274,797	$328,354	$319,696	$234,690	$188,521	$182,150	$190,689	$230,716

Silver ounces sold	4,760	4,868	4,483	4,307	3,875	3,823	4,067	3,175

Realized price [2]	$39.66	$34.05	$32.33	$31.28	$29.71	$29.11	$23.77	$23.77

Silver sales	$188,795	$165,739	$144,937	$134,733	$115,149	$111,291	$96,658	$75,465

Palladium ounces sold	2,594	2,575	2,457	4,434	3,761	4,301	4,774	3,339

Realized price [2]	$1,173	$996	$965	$1,008	$969	$979	$980	$1,070

Palladium sales	$3,042	$2,564	$2,372	$4,468	$3,644	$4,210	$4,677	$3,574

Cobalt pounds sold	529	353	265	485	88	88	309	288

Realized price [2]	$18.19	$18.60	$12.88	$13.66	$10.65	$16.02	$15.49	$12.92

Cobalt sales	$9,623	$6,561	$3,406	$6,625	$939	$1,413	$4,782	$3,716

Total sales	$476,257	$503,218	$470,411	$380,516	$308,253	$299,064	$296,806	$313,471

Cash cost [2,3]

Gold / oz	$515	$470	$445	$440	$440	$441	$439	$437

Silver / oz	$6.35	$5.33	$5.17	$5.16	$5.03	$4.95	$4.77	$5.02

Palladium / oz	$205	$175	$172	$184	$173	$175	$182	$198

Cobalt / lb [5]	$3.44	$3.57	$2.46	$2.59	$2.15	$3.11	$2.96	$3.14

Depletion [2]

Gold / oz [4]	$497	$433	$423	$420	$418	$438	$404	$405

Silver / oz	$4.57	$5.93	$6.03	$5.90	$5.89	$5.76	$5.03	$5.29

Palladium / oz	$492	$429	$429	$429	$429	$429	$445	$445

Cobalt / lb	$9.02	$9.18	$9.18	$12.78	$12.78	$12.78	$12.77	$12.80

Gain on disposal of PMPA	$85,724	$-	$-	$-	$-	$-	$-	$-

Impairment	$-	$-	$-	$108,861	$-	$-	$-	$-

Net earnings	$367,216	$292,270	$253,984	$88,148	$154,635	$122,317	$164,041	$168,435

Per share

Basic	$0.809	$0.644	$0.560	$0.194	$0.341	$0.270	$0.362	$0.372

Diluted	$0.807	$0.643	$0.559	$0.194	$0.340	$0.269	$0.362	$0.371

Adjusted net earnings [3]	$281,054	$286,004	$250,825	$198,969	$152,803	$149,565	$138,834	$164,569

Per share

Basic	$0.619	$0.630	$0.553	$0.439	$0.337	$0.330	$0.306	$0.363

Diluted	$0.618	$0.629	$0.552	$0.438	$0.336	$0.329	$0.306	$0.363

Cash flow from operations	$382,953	$414,959	$360,793	$319,471	$254,337	$234,393	$219,380	$242,226

Per share [3]

Basic	$0.844	$0.914	$0.795	$0.704	$0.561	$0.517	$0.484	$0.535

Diluted	$0.842	$0.913	$0.794	$0.703	$0.560	$0.516	$0.484	$0.534

Dividends declared	$74,903	$74,899	$74,881	$70,318	$70,314	$70,273	$70,261	$67,950

Per share	$0.165	$0.165	$0.165	$0.155	$0.155	$0.155	$0.155	$0.150

Total assets	$8,419,518	$7,982,385	$7,739,297	$7,424,457	$7,386,179	$7,247,082	$7,180,455	$7,031,185

Total liabilities	$326,761	$256,679	$273,155	$165,078	$126,165	$87,410	$101,260	$45,669

Total shareholders’ equity	$8,092,757	$7,725,706	$7,466,142	$7,259,379	$7,260,014	$7,159,672	$7,079,195	$6,985,516

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce for gold, silver and palladium; and dollars per pound for cobalt.
3)	Refer to discussion on non-GAAP measures beginning on page 38 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

Results of Operations and Operational Review

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Results of Operations For The Three Months Ended September 30, 2025 and 2024

The following two tables present the results of operations based on the Company’s reportable operating segments.

Three Months Ended September 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Gain on Disposal [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	66,997	55,768		$3,467		$429		$404	$193,363	$-	$146,909	$169,447	$2,654,535

Sudbury [6]	4,999	4,729		3,563		400		1,399	16,850	-	8,342	6,305	223,690

Constancia	12,797	2,708		3,467		427		338	9,388	-	7,314	8,231	58,047

San Dimas	7,507	6,655		3,467		643		428	23,076	-	15,945	18,795	128,937

Stillwater	1,717	1,465		3,467		614		570	5,080	-	3,345	4,180	205,223

Blackwater	4,879	6,463		3,563		1,236		606	23,028	-	11,123	4,123	334,215

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [7]	1,194	1,156		3,470		455		1,367	4,012	85,724	87,630	3,486	825,419

	100,090	78,944		$3,481		$515		$497	$274,797	$85,724	$280,608	$214,567	$4,705,768

Silver

Peñasquito	2,087	1,609		$39.29		$4.56		$5.09	$63,205	$-	$47,683	$55,870	$216,421

Antamina	1,721	1,552		39.29		8.12		4.39	60,981	-	41,560	48,377	467,399

Constancia	577	275		39.29		6.30		6.43	10,806	-	7,307	9,074	155,341

Blackwater	136	137		41.69		7.45		7.55	5,692	-	3,644	3,030	168,535

Other [8]	1,478	1,187		40.50		6.34		3.31	48,111	-	36,642	39,044	548,017

	5,999	4,760		$39.66		$6.35		$4.57	$188,795	$-	$136,836	$155,395	$1,555,713

Palladium

Stillwater	2,650	2,594		$1,173		$205		$492	$3,042	$-	$1,234	$2,510	$209,743

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	2,650	2,594		$1,173		$205		$492	$3,042	$-	$1,234	$2,510	$288,557

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	604	529		$18.19		$3.44		$9.02	$9,623	$-	$3,034	$8,546	$220,250

Operating results									$476,257	$85,724	$421,712	$381,018	$6,837,323

Other

General and administrative											$(10,424)	$(6,720)

Share based compensation											(8,652)	-

Donations and community investments											(1,406)	(1,441)

Finance costs											(1,441)	(144)

Other											12,834	10,662

Income tax											(45,407)	(422)

Total other											$(54,496)	$1,935	$1,582,195

											$367,216	$382,953	$8,419,518

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 40 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.
5)	Refer to page 26 of this MD&A for more information.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
7)

Other gold interests comprised of the operating Marmato and Goose gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo PMPA (see footnote 3 on page 9 of this MD&A for more information).

8)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

9)	During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [18]

Three Months Ended September 30, 2024

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	62,689	58,101		$2,490		$425		$378	$144,656	$98,016	$122,916	$2,616,346

Sudbury [4]	3,593	2,495		2,519		400		1,326	6,286	1,979	4,798	246,918

Constancia	10,760	5,186		2,490		422		323	12,912	9,048	10,722	70,095

San Dimas	6,882	7,022		2,490		637		290	17,482	10,975	13,010	138,507

Stillwater	2,247	1,635		2,490		438		421	4,071	2,667	3,355	208,474

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	340,243

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	275,725

Other [5]	648	1,255		2,481		192		1,584	3,114	886	2,874	285,912

	86,819	75,694		$2,491		$440		$418	$188,521	$123,571	$157,675	$4,182,220

Silver

Peñasquito	1,785	1,667		$29.58		$4.50		$4.86	$49,329	$33,725	$41,825	$253,461

Antamina	925	989		29.58		6.06		8.46	29,257	14,893	23,260	498,029

Constancia	648	366		29.58		6.23		6.10	10,822	6,310	8,543	170,242

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	140,914

Other [6]	1,180	853		30.17		4.34		4.83	25,741	17,912	22,594	504,571

	4,538	3,875		$29.71		$5.03		$5.89	$115,149	$72,840	$96,222	$1,567,217

Palladium

Stillwater	4,034	3,761		$969		$173		$429	$3,644	$1,380	$2,994	$215,082

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,820

	4,034	3,761		$969		$173		$429	$3,644	$1,380	$2,994	$293,902

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,588

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,039

Cobalt

Voisey’s Bay	397	88		$10.65		$2.15		$12.78	$939	$(378)	$321	$345,745

Operating results									$308,253	$197,413	$257,212	$6,456,123

Other

General and administrative										$(9,488)	$(6,215)

Share based compensation										(9,628)	-

Donations and community investments										(2,352)	(2,198)

Finance costs										(1,404)	(1,051)

Other										7,605	3,664

Income tax										(27,511)	2,925

Total other										$(42,778)	$(2,875)	$930,056

										$154,635	$254,337	$7,386,179

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 40 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo and El Domo PMPAs (see footnote 3 on page 9 of this MD&A for more information).

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

7)	During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments. The comparative figures have been reclassified to conform with this presentation.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Comparative Results of Operations on a GEO Basis

	Q3 2025	Q3 2024	Change	Change

GEO Production [1,2]	173,415	142,716	30,699	21.5%

GEO Sales [2]	137,563	122,242	15,321	12.5%

Average price per GEO sold [2]	$3,462	$2,522	$940	37.3%

Revenue	$476,257	$308,253	$168,004	54.5%

Cost of sales, excluding depletion	$74,303	$55,310	$(18,993)	(34.3)%

Depletion	65,966	55,530	(10,436)	(18.8)%

Cost of sales	$140,269	$110,840	$(29,429)	(26.6)%

Gross margin	$335,988	$197,413	$138,575	70.2%

General and administrative	10,424	9,488	(936)	(9.9)%

Share based compensation	8,652	9,628	976	10.1%

Donations and community investments	1,406	2,352	946	40.2%

Earnings from operations	$315,506	$175,945	$139,561	79.3%

Gain on disposal of mineral stream interests	85,724	-	85,724	n.a.

Other income (expense)	12,834	7,605	5,229	68.8%

Earnings before finance costs and income taxes	$414,064	$183,550	$230,514	125.6%

Finance costs	1,441	1,404	(37)	(2.6)%

Earnings before income taxes	$412,623	$182,146	$230,477	126.5%

Income tax expense	45,407	27,511	(17,896)	(65.1)%

Net earnings	$367,216	$154,635	$212,581	137.5%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

GEO Production

For the three months ended September 30, 2025, attributable GEO production was 173,400 ounces, with the 30,700 ounce increase from the comparable period in 2024 being primarily attributable to the following factors:

●	9,200 ounce or 86% increase from Antamina (797,000 silver ounces), primarily due to higher throughput and grades, partially offset by lower recoveries;

●	6,400 ounce increase from Blackwater (comprised of 4,900 gold ounces and 136,000 silver ounces), with the mine achieving commercial production in May 2025;

●

4,300 ounce or 7% increase from Salobo primarily the result of higher throughput, grades and recoveries. Vale reported on July 22, 2025 that following the implementation of Salobo 3, the Salobo complex has reached full ramp-up and is consistently delivering strong operational performance;

●	4,000 ounce or 28% increase from the Other mines (comprised of 500 gold ounces and 299,000 silver ounces), primarily due to higher production from Zinkgruvan and the resumption of mining at Aljustrel;

●

3,500 ounce or 17% increase from Peñasquito (302,000 silver ounces), primarily the result of higher throughput, partially offset by lower grades with mining activities having transitioned back into the Peñasco pit which contains lower silver grades relative to the Chile Colorado pit;

●	1,400 ounce or 39% increase from Sudbury, primarily due to higher throughput, grades and recoveries;

●

1,200 ounce or 7% increase from Constancia (comprised of an increase of 2,000 gold ounces and a decrease of 71,000 silver ounces), with the increased gold production being primarily due to higher grades, partially offset by lower throughput;

●

1,100 ounce or 52% increase from Voisey’s Bay (207,000 cobalt pounds) as the underground mine at Voisey’s Bay continues ramp-up to full production, with full ramp-up expected by the second half of 2026; and

●

600 ounce or 9% increase from San Dimas, with higher throughput being partially offset by the change of the gold to silver conversion ratio from 70:1 to 90:1, effective April 30, 2025; partially offset by

●

1,000 ounce or 28% decrease from Stillwater (comprised of 500 gold ounces and 1,400 palladium ounces), primarily due to lower throughput as Stillwater West operations were placed into care and maintenance in September 2024.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

Net Earnings

For the three months ended September 30, 2025, net earnings amounted to $367 million, with the $213 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended September 30, 2024	$154,635
Changes in:
Revenue: GEO production	$71,573
Revenue: PBND	(32,649)
Revenue: Delay ounces received	(977)
Revenue: Prices realized per GEO sold	130,057
Cost of sales: Sales volume	(21,244)
Cost of sales: Sales mix differences	(8,634)
Cost of sales: Cash cost per ounce	(4,977)
Cost of sales: Depletion per ounce	4,798
Cost of sales: Delay ounces received [1]	628
Gain on disposal of mineral stream interest	85,724
General and administrative and share based compensation	40
Donations and community investments	946
Other income / expense and finance costs	5,192
Income taxes	(17,896)
Total increase in net earnings	212,581
Net earnings for the three months ended September 30, 2025	$367,216

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

Results of Operations For The Nine Months Ended September 30, 2025 and 2024

The following two tables present the results of operations based on the Company’s reportable operating segments.

Nine Months Ended September 30, 2025

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Gain on Disposal [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	207,798	215,908		$3,183		$429		$393	$687,165	$-	$509,623	$594,573	$2,654,535

Sudbury [6]	15,282	13,210		3,222		400		1,352	42,564	-	19,419	28,612	223,690

Constancia	22,277	19,323		3,112		425		325	60,140	-	45,649	51,928	58,047

San Dimas	22,910	22,852		3,186		640		330	72,808	-	50,643	58,187	128,937

Stillwater	4,710	4,798		3,182		560		466	15,268	-	10,345	12,582	205,223

Blackwater	9,946	9,864		3,490		1,212		610	34,426	-	16,454	11,552	334,215

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [7]	2,699	3,259		3,214		410		1,299	10,474	85,724	90,630	9,139	825,419

	285,622	289,214		$3,191		$473		$446	$922,845	$85,724	$742,763	$766,573	$4,705,768

Silver

Peñasquito	5,944	5,697		$34.75		$4.56		$4.92	$197,943	$-	$143,923	$171,967	$216,421

Antamina	4,107	3,509		35.79		7.30		6.66	125,595	-	76,600	99,973	467,399

Constancia	1,684	1,630		33.94		6.27		6.16	55,320	-	35,071	45,108	155,341

Blackwater	308	280		39.13		6.99		8.63	10,932	-	6,567	7,548	168,535

Other [8]	4,056	2,995		36.60		5.20		4.59	109,683	-	80,356	85,075	548,017

	16,099	14,111		$35.40		$5.62		$5.50	$499,473	$-	$342,517	$409,671	$1,555,713

Palladium

Stillwater	7,746	7,626		$1,046		$184		$451	$7,978	$-	$3,137	$6,573	$209,743

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	7,746	7,626		$1,046		$184		$451	$7,978	$-	$3,137	$6,573	$288,557

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	1,791	1,147		$17.09		$3.25		$9.11	$19,590	$-	$5,424	$15,415	$220,250

Operating results									$1,449,886	$85,724	$1,093,841	$1,198,232	$6,837,323

Other

General and administrative											$(34,970)	$(36,596)

Share based compensation											(30,795)	(17,209)

Donations and community investments											(6,466)	(6,416)

Finance costs											(4,309)	(3,330)

Other											30,090	27,628

Income tax											(133,920)	(3,604)

Total other											$(180,370)	$(39,527)	$1,582,195

											$913,471	$1,158,705	$8,419,518

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 40 of this MD&A.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see footnote 3 on page 9 of this MD&A for more information.
5)	Refer to page 26 of this MD&A for more information.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
7)

Other gold interests comprised of the operating Marmato and Goose gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo PMPA (see footnote 3 on page 9 of this MD&A for more information).

8)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

9)	During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

Nine Months Ended September 30, 2024

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	187,536	169,904		$2,307		$425		$383	$391,973	$254,758	$322,761	$2,616,346

Sudbury [4]	13,688	12,303		2,286		400		1,265	28,130	7,642	22,718	246,918

Constancia	31,345	31,949		2,200		421		318	70,275	46,663	56,833	70,095

San Dimas	21,513	21,756		2,296		634		286	49,950	29,941	36,156	138,507

Stillwater	6,983	6,618		2,288		405		453	15,144	9,469	12,464	208,474

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	340,243

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	275,725

Other [5]	1,855	2,509		2,347		293		1,056	5,888	2,504	5,153	285,912

	262,920	245,039		$2,291		$440		$419	$561,360	$350,977	$456,085	$4,182,220

Silver

Peñasquito	6,691	4,988		$27.18		$4.50		$4.57	$135,578	$90,361	$113,132	$253,461

Antamina	2,723	2,668		27.63		5.56		8.06	73,710	37,377	58,878	498,029

Constancia	1,739	1,514		26.55		6.21		6.17	40,180	21,444	30,785	170,242

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	140,914

Other [6]	3,914	2,595		28.37		4.29		4.51	73,630	50,785	60,026	504,571

	15,067	11,765		$27.46		$4.91		$5.55	$323,098	$199,967	$262,821	$1,567,217

Palladium

Stillwater	12,835	12,836		$976		$177		$435	$12,531	$4,674	$10,259	$215,082

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,820

	12,835	12,836		$976		$177		$435	$12,531	$4,674	$10,259	$293,902

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,588

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,039

Cobalt

Voisey’s Bay	896	485		$14.71		$2.84		$12.77	$7,134	$(438)	$9,407	$345,745

Operating results									$904,123	$555,180	$738,572	$6,456,123

Other

General and administrative										$(30,193)	$(31,134)

Share based compensation										(17,150)	(11,129)

Donations and community investments										(4,626)	(4,185)

Finance costs										(4,144)	(3,234)

Other										19,922	16,487

Income tax										(77,996)	2,734

Total other										$(114,187)	$(30,462)	$930,056

										$440,993	$708,110	$7,386,179

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) on page 40 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)

Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo and El Domo PMPAs (see footnote 3 on page 9 of this MD&A for more information).

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

7)	During the current period, the Company classified the Blackwater and Platreef PMPAs as reportable segments. The comparative figures have been reclassified to conform with this presentation.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

Comparative Results of Operations on a GEO Basis

	YTD 2025	YTD 2024	Change	Change

GEO Production [1,2]	483,519	446,110	37,410	8.4%

GEO Sales [2]	460,775	387,998	72,778	18.8%

Average price per GEO sold [2]	$3,147	$2,330	$817	35.1%

Revenue	$1,449,886	$904,123	$545,763	60.4%

Cost of sales, excluding depletion	$224,107	$170,872	$(53,235)	(31.2)%

Depletion	217,662	178,071	(39,591)	(22.2)%

Cost of sales	$441,769	$348,943	$(92,826)	(26.6)%

Gross margin	$1,008,117	$555,180	$452,937	81.6%

General and administrative	34,970	30,193	(4,777)	(15.8)%

Share based compensation	30,795	17,150	(13,645)	(79.6)%

Donations and community investments	6,466	4,626	(1,840)	(39.8)%

Earnings from operations	$935,886	$503,211	$432,675	86.0%

Gain on disposal of mineral stream interests	85,724	-	85,724	n.a.

Other income (expense)	30,090	19,922	10,168	51.0%

Earnings before finance costs and income taxes	$1,051,700	$523,133	$528,567	101.0%

Finance costs	4,309	4,144	(165)	(4.0)%

Earnings before income taxes	$1,047,391	$518,989	$528,402	101.8%

Income tax expense	133,920	77,996	(55,924)	(71.7)%

Net earnings	$913,471	$440,993	$472,478	107.1%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [24]

GEO Production

For the nine months ended September 30, 2025, attributable GEO production was 483,500 ounces, with the 37,400 ounce increase from the comparable period in 2024 being primarily attributable to the following factors:

●	20,300 ounce or 11% increase from Salobo primarily the result of higher throughput, partially offset by lower recoveries.;

●	16,000 ounce or 51% increase from Antamina (1,385,000 silver ounces), primarily due to higher grades and throughput, partially offset by lower recoveries;

●	13,500 ounce increase from Blackwater (comprised of 9,900 gold ounces and 308,000 silver ounces), with the mine achieving commercial production in May 2025;

●

4,600 ounce or 100% increase from Voisey’s Bay (895,000 cobalt pounds) as the underground mine at Voisey’s Bay continues ramp-up to full production, with full ramp-up expected by the second half of 2026;

●	2,500 ounce or 5% increase from the Other mines (comprised of 800 gold ounces and 143,000 silver ounces), primarily due to the resumption of mining at Aljustrel;

●	1,600 ounce or 12% increase from Sudbury, primarily due to higher throughput and recoveries, partially offset by lower grades; and

●

1,400 ounce or 6% increase from San Dimas, primarily due to higher throughput partially offset by lower grades and recoveries as well as the change of the gold to silver conversion ratio from 70:1 to 90:1, effective April 30, 2025; partially offset by

●

9,700 ounce or 19% decrease from Constancia (comprised of 9,100 gold ounces and 55,000 silver ounces), primarily due to lower grades as more material was mined from the Constancia pit and reclaimed from the stockpile compared with the prior year;

●

8,600 ounce or 11% decrease from Peñasquito (749,000 silver ounces), primarily the result of lower grades as mining activities have transitioned back into the Peñasco pit which contains lower silver grades relative to the Chile Colorado pit; and

●

4,100 ounce or 35% decrease from Stillwater (comprised of 2,300 gold ounces and 5,100 palladium ounces), primarily due to lower throughput as Stillwater West operations were placed into care and maintenance in September 2024.

Net Earnings

For the nine months ended September 30, 2025, net earnings amounted to $913 million, with the $472 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the nine months ended September 30, 2024	$440,993
Changes in:
Revenue: GEO production	$91,145
Revenue: PBND	78,604
Revenue: Delay ounces received	528
Revenue: Prices realized per GEO sold	375,486
Cost of sales: Sales volume	(63,769)
Cost of sales: Sales mix differences	(17,278)
Cost of sales: Cash cost per ounce	(11,126)
Cost of sales: Depletion per ounce	592
Cost of sales: Delay ounces received [1]	(1,245)
Gain on disposal of mineral stream interest	85,724
General and administrative and share based compensation	(18,422)
Donations and community investments	(1,840)
Other income / expense and finance costs	10,003
Income taxes	(55,924)
Total increase in net earnings	$472,478

Net earnings for the nine months ended September 30, 2025	$913,471

1) The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [25]

Gain on Partial Disposal of Mineral Stream Interest

Cangrejos

On September 16, 2025, in connection with its acquisition of Lumina, CMOC exercised its 33% buy-back option under the Cangrejos PMPA for a cash payment of  $102 million, resulting in a gain of  $86 million on partial disposal of the Cangrejos PMPA, calculated as follows:

(in thousands)

Proceeds received on 33% buyback of Cangrejos	$101,730

Less: 33% carrying value	(16,006)

Gain on partial disposal of the Cangrejos PMPA	$85,724

General and Administrative

The following tables provide a breakdown of general and administrative expenses incurred for the three and nine months ended September 30, 2025 and 2024, respectively:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024
General and administrative - corporate	$7,904	$7,451	$27,930	$23,446
General and administrative - subsidiaries	2,520	2,037	7,040	6,747

Consolidated general and administrative	$10,424	$9,488	$34,970	$30,193

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024
Salaries and benefits	$5,866	$5,322	$19,307	$16,425
Depreciation	307	358	928	1,040
Professional fees, audit and regulatory	1,517	1,073	6,016	4,578
Business travel	586	499	1,570	1,590
Business taxes	156	162	1,036	890
Insurance	496	499	1,480	1,382
Other	1,496	1,575	4,633	4,288

Total general and administrative	$10,424	$9,488	$34,970	$30,193

Share Based Compensation

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024
Equity settled share based compensation [1]
Share purchase options	$685	$733	$1,975	$2,104
Restricted share units	927	992	2,871	2,874
Cash settled share based compensation
Performance share units	7,040	7,903	25,949	12,172

Total share based compensation	$8,652	$9,628	$30,795	$17,150

1) Equity settled share based compensation is a non-cash expense.

For the three months ended September 30, 2025, share based compensation decreased by  $1 million relative to the comparable period in the previous year with the decrease being primarily due to differences in accrued costs

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [26]

associated with the Company’s performance share units (PSUs), with the increased share price being offset by a reduction to the estimated performance factor at maturity.

Donations and Community Investments

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Local donations and community investments [1]	$616	$853	$2,240	$1,950

Partner donations and community investments [2]	782	1,499	3,090	2,676

Environmental and innovation investments [3]	8	-	1,136	-

Total donations and community investments	$1,406	$2,352	$6,466	$4,626

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.
3)	Includes the Company’s funding of initiatives that seek to reduce environmental impacts and support innovation and efficiency in mining, including costs associated with the Future of Mining Challenge.

Other Income (Expense)

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Interest income	$9,718	$6,767	$26,981	$16,901

Dividend income	239	482	765	1,663

Foreign exchange gain (loss)	677	(178)	(855)	444

Gain (loss) on fair value adjustment of share purchase warrants held	1,765	523	4,522	903

Other	435	11	(1,323)	11

Total other income (expense)	$12,834	$7,605	$30,090	$19,922

Interest Income

For the three months ended September 30, 2025, interest income increased by $3 million, a result of the average cash balance during the period increasing from approximately $495 million with an average rate of return of 5.2% to approximately $893 million with an average rate of return of 4.2%.

For the nine months ended September 30, 2025, interest income increased by $10 million, a result of the average cash balance during the period increasing from approximately $417 million with an average rate of return of 5.2% to approximately $837 million with an average rate of return of 4.2%.

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Costs related to undrawn credit facilities	$1,332	$1,333	$3,999	$4,010

Interest expense - lease liabilities	109	71	310	216

Letter of guarantee	-	-	-	(82)

Total finance costs	$1,441	$1,404	$4,309	$4,144

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [27]

Income Tax Expense

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30

(in thousands)	2025	2024	2025	2024

Current income tax expense (recovery)	$(3,231)	$780	$(3,159)	$(2,029)

Global minimum income tax expense	58,436	27,851	153,136	78,361

Total current income tax expense	$55,205	$28,631	$149,977	$76,332

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$6,510	$(595)	$12,376	$3,900

Write down (reversal of write down) or recognition of prior period temporary differences	(16,308)	(525)	(28,433)	(2,236)
Total deferred income tax (recovery) expense	$(9,798)	$(1,120)	$(16,057)	$1,664

Total income tax expense recognized in net earnings	$45,407	$27,511	$133,920	$77,996

Effective Tax Rate	11%	15%	13%	15%

For the three months ended September 30, 2025, an amount of $58 million current tax expense associated with “Global Minimum Tax (“GMT”) (nine months ended September 30, 2025 - $153 million) was recorded, with GMT being payable 15 months after year-end (18 months after year-end for the year ended December 31, 2024).

To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.

Liquidity and Capital Resources1

As at September 30, 2025, the Company had cash and cash equivalents of $1.2 billion (December 31, 2024 - $818 million) and no debt outstanding under its Revolving Facility (December 31, 2024 - $NIL).

In the opinion of management, the $1.2 billion of cash and cash equivalents as at September 30, 2025, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility coupled with the $500 million accordion and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed in the Contractual Obligations and Contingencies section on pages 32 through 36 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

[1]

Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [28]

A summary of the Company’s cash flow activity is as follows:

Three Months Ended September 30, 2025

Cash Flows From Operating Activities

During the three months ended September 30, 2025, the Company generated operating cash flows of $383 million, with the $129 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended September 30, 2024	$254,337
Changes in:

Revenue	$168,004

Cost of sales (excluding depletion)	(19,619)

Working Capital changes	(24,579)

General and administrative	(505)

Donations and community investments	757

Finance costs	907

Income taxes	(3,347)

Interest received	3,518

Other	3,480
Total increase to net cash inflows	$128,616
Operating cash inflow for the three months ended September 30, 2025	$382,953

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

Working Capital Variance

The decrease to cash inflows relative to working capital was primarily the result of the sale of gold and silver ounces amounting to $24 million. This sale settled on September 30, 2025, which was a statutory holiday in Canada, and as a result payment was not received until October 1, 2025.

Cash Flows From Financing Activities

During the three months ended September 30, 2025, the Company had net cash outflows from financing activities of $73 million, as compared to $69 million for the comparable period of the previous year, with the major sources (uses) of cash flows being as follows:

	$		$
	Three Months Ended September 30

(in thousands)	2025		2024

Credit facility extension fees		$(93)		$(11)

Share purchase options exercised		1,942		847

Lease payments		(127)		(149)

Dividends paid		(74,232)		(69,984)

Cash used for financing activities		$(72,510)		$(69,297)

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [29]

Cash Flows From Investing Activities

During the three months ended September 30, 2025, the Company had net cash outflows from investing activities of $159 million, as compared to $31 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Three Months Ended September 30

(in thousands)	2025	2024

Payments for the acquisition of PMPAs [1]:
Kone PMPA	$(156,250)	$-
Fenix PMPA	(50,000)	-
Kurmuk PMPA	(43,750)	-
Mineral Park PMPA	-	(25,000)
	$ (250,000)	$ (25,000)
Acquisition of long-term equity investments	(9,711)	(728)
Proceeds on the partial disposal of the Cangrejos PMPA	101,730	-
Payments for the acquisition of new royalty agreements:
DeLamar Royalty	-	(4,875)
Other	(622)	(630)

Total cash used for investing activities	$(158,603)	$(31,233)

1) Excludes closing costs.

Nine Months Ended September 30, 2025

Cash Flows From Operating Activities

During the nine months ended September 30, 2025, the Company generated operating cash flows of $1.2 billion, with the $451 million increase relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the nine months ended September 30, 2024	$708,110
Changes in:
Revenue	$545,763
Cost of sales (excluding depletion)	(51,988)
Working Capital changes	(34,115)
General and administrative	(5,462)
Donations and community investments	(2,231)
Share based compensation - PSUs	(6,080)
Finance costs	(96)
Income taxes	(6,338)
Interest received	9,786
Other	1,356
Total increase to net cash inflows	$450,595
Operating cash inflow for the nine months ended September 30, 2025	$1,158,705

1) The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

Working Capital Variance

The decrease to cash inflows relative to working capital was primarily the result of the sale of gold and silver ounces amounting to $24 million. This sale settled on September 30, 2025, which was a statutory holiday in Canada, and as a result payment was not received until October 1, 2025.

Share based compensation - PSUs Variance

The increase to cash outflows relative to PSUs during the period was due to a higher payout in the current year resulting from share price at maturity being 65% higher in 2025 relative to 2024.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [30]

Cash Flows From Financing Activities

During the nine months ended September 30, 2025, the Company had net cash outflows from financing activities of $217 million, as compared to $197 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Nine Months Ended September 30

(in thousands)	2025	2024

Credit facility extension fees	$(955)	$(936)

Share purchase options exercised	6,415	13,011

Lease payments	(338)	(444)

Dividends paid	(222,171)	(209,108)

Cash used for financing activities	$(217,049)	$(197,477)

Cash Flows From Investing Activities

During the nine months ended September 30, 2025, the Company had net cash outflows from investing activities of $602 million, as compared to $363 million during the comparable period of the previous year, with the major sources (uses) of cash flow being as follows:

	Nine Months Ended September 30

(in thousands)	2025	2024

Payments for the acquisition of PMPAs [1]:
Kone PMPA	$(312,500)	$-

Salobo Expansion PMPA	(144,000)	-

Kurmuk PMPA	(87,500)	-

Fenix PMPA	(75,000)	-

Mineral Park PMPA	(40,000)	(50,000)

Blackwater Silver PMPA	(30,000)	-

Cangrejos PMPA	(3,100)	(10,200)

Platreef PMPA	-	(411,500)

Kudz Ze Kayah PMPA	-	(38,500)

El Domo PMPA	-	(100)
	$(692,100)	$ (510,300)

Acquisition of long-term equity investments	(9,711)	(1,479)

Proceeds on disposal of long-term equity investments	-	177,088

Proceeds on the partial disposal of the Cangrejos PMPA	101,730	-

Payments for the acquisition of new royalty agreements:

DeLamar Royalty	-	(9,750)

Mt Todd Royalty	-	(17,000)

Other	(2,181)	(1,595)

Total cash used for investing activities	$(602,262)	$ (363,036)

  1)  Excludes closing costs.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [31]

Contractual Obligations and Contingencies1

Mineral Stream Interests

The following tables summarize the Company’s commitments to make per ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Constancia	50%		$429 [2]		Life of Mine	8-Aug-12
Salobo	75%		$429		Life of Mine	28-Feb-13
Sudbury	70%		$400		20 years	28-Feb-13
San Dimas	variable	[3]	$643		Life of Mine	10-May-18
Stillwater	100%		18% [4]		Life of Mine	16-Jul-18
Blackwater	8	% [5]	35%		Life of Mine	13-Dec-21
Platreef	62.5	% [5]	$100 [5]		Life of Mine [5]	7-Dec-21 [8]
Other
Copper World	100%		$450		Life of Mine	10-Feb-10
Marmato	10.5	% [5]	18%	[4]	Life of Mine	5-Nov-20
Santo Domingo	100	% [5]	18%	[4]	Life of Mine	24-Mar-21
Fenix	22	% [6]	20%		Life of Mine	15-Nov-21
El Domo	50	% [5]	18%	[4]	Life of Mine	17-Jan-22
Marathon	100	% [5]	18%	[4]	Life of Mine	26-Jan-22
Goose	2.78	% [5]	18%	[4]	Life of Mine	8-Feb-22
Cangrejos	4.4	% [5]	18%	[4]	Life of Mine	16-May-23
Curraghinalt	3.05	% [5]	18%	[4]	Life of Mine	15-Nov-23
Kudz Ze Kayah	6.875	% [7]	20%		Life of Mine	22-Dec-21	[8]
Koné	19.5	% [5]	20%	[9]	Life of Mine	23-Oct-24
Kurmuk	6.7	% [5]	15%		Life of Mine	5-Dec-24
Early Deposit
Toroparu	10%		$400		Life of Mine	11-Nov-13
Cotabambas	25	% [5]	$450		Life of Mine	21-Mar-16
Kutcho	100%		20%		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 30, 2025, the fixed gold to silver exchange ratio was revised from 70:1 to 90:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
b.

Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

c.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
d.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
e.	El Domo – reduced to 33% once the Company has received 145,000 ounces of gold.
f.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 2.9% once the Company has received 469,000 ounces of gold.
i.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
j.

Koné - reduced to 10.8% once the Company has received 400,000 ounces of gold, subject to adjustment if there are delays in deliveries relative to an agreed schedule, with a further reduction to 5.4% once the Company has received an additional 130,000 ounces of gold.

k.

Kurmuk – reduced to 4.8% once the Company has received 220,000 ounces of gold. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop down threshold is reached.

l.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)

On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

[1]

Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [32]

7)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.
9)	Until October 23, 2029, there is a price adjustment mechanism under the Koné PMPA:
a.

if the spot price of gold is less than $2,100 per ounce, the Company will pay 20% of $2,100 less 25% of the difference between $2,100 and $1,800, less 30% of the difference between $1,800 and the spot price of gold; and

b.	if the spot price is greater than $2,700 per ounce, the Company will pay 25% of the difference between $3,000 and $2,700, plus 30% of the difference between the actual spot price of gold and $3,000.

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]		Term of Agreement	Date of Original Contract
Peñasquito	25%	$4.56		Life of Mine	24-Jul-07
Constancia	100%	$6.32	[2]	Life of Mine	8-Aug-12
Antamina	33.75%	20%		Life of Mine	3-Nov-15
Blackwater	50% [6]	18%	[7]	Life of Mine	13-Dec-21
Other
Los Filos	100%	$4.74		25 years	15-Oct-04
Zinkgruvan	100%	$4.75		Life of Mine	8-Dec-04
Stratoni	100%	$11.54		Life of Mine	23-Apr-07
Neves-Corvo	100%	$4.55		50 years	5-Jun-07
Aljustrel	100% [3]	50%		50 years	5-Jun-07
El Alto [4]	25%	$3.90		Life of Mine	8-Sep-09
Copper World	100%	$3.90		Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$4.00		Life of Mine	n/a	[5]
Marmato	100% [6]	18%	[7]	Life of Mine	5-Nov-20
Cozamin	50% [6]	10%		Life of Mine	11-Dec-20
El Domo	75%	18%	[7]	Life of Mine	17-Jan-22
Mineral Park	100%	18%	[7]	Life of Mine	24-Oct-23
Kudz Ze Kayah	6.875% [8]	20%		Life of Mine	22-Dec-21	[9]
Early Deposit
Toroparu	50%	$3.90		Life of Mine	11-Nov-13
Cotabambas	100% [6]	$5.90		Life of Mine	21-Mar-16
Kutcho	100%	20%		Life of Mine	14-Dec-17

1)

The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
4)	Previously referred to as Pascua-Lama in this MD&A.
5)	Terms of the agreement not yet finalized.
6)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
b.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
c.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8)

Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

9)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [33]

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract

Palladium
Stillwater	4.5% ²	18% ³	Life of Mine	16-Jul-18
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21 [4]

Platinum
Marathon	22% ²	18% ³	Life of Mine	26-Jan-22
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21 [4]

Cobalt
Voisey’s Bay	42.4% ²	18% ³	Life of Mine	11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.

Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Other Contractual Obligations and Contingencies

		Projected Payment Dates [1]

(in thousands)		2025		2026 - 2027		2028 - 2029		After 2029		Total

Payments for mineral stream interests & royalty
Salobo	$	-	$	-	$	16,000	$	64,000	$	80,000
Copper World [2]		-		131,429		99,722		-		231,151
Marmato		40,016		41,968		-		-		81,984
Santo Domingo		-		162,500		97,500		-		260,000
Fenix Gold		50,000		-		-		-		50,000
El Domo		43,875		131,625		-		-		175,500
Marathon		-		-		143,669		-		143,669
Cangrejos		-		-		168,840		-		168,840
Curraghinalt		-		-		-		55,000		55,000
Loma de La Plata		-		-		-		32,400		32,400
Kudz Ze Kayah		2,500		-		15,000		-		17,500
Koné		156,250		156,250		-		-		312,500
Kurmuk		43,750		-		-		-		43,750

Payments for early deposit mineral stream interest
Cotabambas		-		-		-		126,000		126,000
Toroparu		-		-		-		138,000		138,000
Kutcho		-		-		-		58,000		58,000

Leases liabilities		256		1,992		2,081		5,934		10,263

Total contractual obligations	$	336,647	$	625,764	$	542,812	$	479,334	$	1,984,557

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	Figure includes contingent transaction costs of $1 million.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [34]

Salobo

The Company will be required to make annual payments of between $5.1 million to $8.5 million over a 10-year period, if the Salobo mine implements a high-grade mine plan. Payments will be made for each year in which the high-grade plan is achieved.

Copper World Complex

The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Marmato

Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $82 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo

Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Fenix

Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 additional upfront cash payments of $50 million, which was paid on October 31, 2025. Wheaton has also provided a $20 million secured standby loan facility.

El Domo

Under the terms of the El Domo PMPA, the Company is committed to pay additional upfront cash payments of $175.5 million, which includes $0.25 million which will be paid to support certain local community development initiatives around the El Domo project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Marathon

Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $144 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos

Under the terms of the Cangrejos PMPA, the Company is committed to pay additional upfront consideration of $169 million, which is to be paid in two staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

Curraghinalt

Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Loma de La Plata

Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Mineral Park

The Company has entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction if necessary, once the full upfront consideration under the stream has been paid.

Kudz Ze Kayah

Under the terms of the KZK, an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones. Under the terms of the amended KZK PMPA, an additional $15 million contingency payment is due to BCM if the KZK project achieves certain permitting milestones.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [35]

Koné

Under the terms of the Koné PMPA, the Company is committed to pay additional upfront cash payments of $313 million in two equal installment payments during construction, subject to certain customary conditions. The Company has also provided Montage Gold Corp., with a secured debt facility of up to $75 million to be allocated to project costs, including cost overruns, prior to completion of construction and once the full upfront consideration under the Koné PMPA has been paid.

Kurmuk

Under the terms of the Kurmuk PMPA, the Company is committed to pay additional upfront consideration of $44 million in one final installment payment during construction, subject to customary conditions.

Cotabambas

Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro Minerals Ltd., additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu

Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho

Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Tax Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [36]

Share Capital

During the three months ended September 30, 2025, a total of 49,118 share purchase options were exercised at a weighted average exercise price of Cdn$57.64 per option, resulting in total cash proceeds to the Company in the amount of $2 million (nine months - $6 million from the exercise of 161,388 share purchase options at a weighted average exercise price of Cdn$56.03). During the three months ended September 30, 2024, the Company received proceeds of $1 million from the exercise of 25,098 share purchase options at a weighted average exercise price of Cdn$47.17 per option (nine months - $13 million from the exercise of 494,457 share purchase options at a weighted average exercise price of Cdn$36.17).

During the nine months ended September 30, 2025, the Company released 141,525 RSUs, with all releases taking place during the six months ended June 30, 2025. During the nine months ended September 30, 2024, the Company released 69,494 RSUs, with all releases taking place during the six months ended June 30, 2024.

The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended September 30, 2025, there were 6,706 common shares issued under the DRIP (nine months - 29,914 common shares). During the three months ended September 30, 2024, there were 5,379 common shares issued under the DRIP (nine months - 32,518 common shares).

As of November 6, 2025, there were 454,017,886 outstanding common shares, 1,050,649 share purchase options and 241,880 restricted share units.

Financial Instruments

The Company owns equity interests in several companies as long-term investments (see page 13 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

New Accounting Standards Effective in 2025

Amendment to IAS 21 - Lack of Exchangeability

Effective January 1, 2025, the Company adopted the Amendment to IAS 21 - Lack of Exchangeability. The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not, as well as associated disclosure requirements when it is concluded a currency is not exchangeable. The adoption of this amendment had no impact on the condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [37]

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	$		$		$		$
	Three Months Ended September 30				Nine Months Ended September 30
(in thousands, except for per share amounts)	2025		2024		2025		2024

Net earnings		$ 367,216		$ 154,635		$ 913,471		$ 440,993

Add back (deduct):

Gain on disposal of Mineral Stream Interest		(85,724)		-		(85,724)		-

Income tax expense related to disposal of Mineral Stream Interest		12,859		-		12,859		-

(Gain) loss on fair value adjustment of share purchase warrants held		(1,765)		(523)		(4,522)		(903)

Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity		(1,152)		-		(1,152)		-

Deferred income tax (expense) recovery recognized in the Statement of OCI		(10,191)		(1,134)		(16,487)		1,632

Other		(189)		(175)		(561)		(521)

Adjusted net earnings		$ 281,054		$ 152,803		$ 817,884		$ 441,201

Divided by:

Basic weighted average number of shares outstanding		453,967		453,641		453,850		453,389

Diluted weighted average number of shares outstanding		454,768		454,302		454,625		454,037

Equals:

Adjusted earnings per share - basic		$ 0.619		$ 0.337		$ 1.802		$ 0.973

Adjusted earnings per share - diluted		$ 0.618		$ 0.336		$ 1.799		$ 0.972

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [38]

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	$		$		$		$
	Three Months Ended September 30				Nine Months Ended September 30
(in thousands, except for per share amounts)	2025		2024		2025		2024

Cash generated by operating activities		$ 382,953		$ 254,337		$ 1,158,705		$ 708,110

Divided by:

Basic weighted average number of shares outstanding		453,967		453,641		453,850		453,389

Diluted weighted average number of shares outstanding		454,768		454,302		454,625		454,037

Equals:

Operating cash flow per share - basic		$ 0.844		$ 0.561		$ 2.553		$ 1.562

Operating cash flow per share - diluted		$ 0.842		$ 0.560		$ 2.549		$ 1.560

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [39]

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	$		$		$		$
	Three Months Ended September 30				Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025		2024		2025		2024

Cost of sales		$ 140,269		$ 110,840		$ 441,769		$ 348,943

Less: depletion		(65,966)		(55,530)		(217,662)		(178,071)

Less: cost of sales related to delay ounces [1]		(1,071)		(1,698)		(2,944)		(1,698)

Cash cost of sales		$ 73,232		$ 53,612		$ 221,163		$ 169,174

Cash cost of sales is comprised of:

Total cash cost of gold sold		$ 40,659		$ 33,287		$ 136,686		$ 107,715

Total cash cost of silver sold		30,223		19,485		79,345		57,811

Total cash cost of palladium sold		532		650		1,405		2,272

Total cash cost of cobalt sold		1,818		190		3,727		1,376

Total cash cost of sales		$ 73,232		$ 53,612		$ 221,163		$ 169,174

Divided by:

Total gold ounces sold		78,944		75,694		289,214		245,039

Total silver ounces sold		4,760		3,875		14,111		11,765

Total palladium ounces sold		2,594		3,761		7,626		12,836

Total cobalt pounds sold		529		88		1,147		485

Equals:

Average cash cost of gold (per ounce)		$ 515		$ 440		$ 473		$ 440

Average cash cost of silver (per ounce)		$ 6.35		$ 5.03		$ 5.62		$ 4.91

Average cash cost of palladium (per ounce)		$ 205		$ 173		$ 184		$ 177

Average cash cost of cobalt (per pound)		$ 3.44		$ 2.15		$ 3.25		$ 2.84

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [40]

iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	$		$		$		$
	Three Months Ended September 30				Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025		2024		2025		2024

Gross margin		$ 335,988		$ 197,413		$ 1,008,117		$ 555,180

Add back: depletion		65,966		55,530		217,662		178,071

Add back: cost of sales related to delay ounces [1]		1,071		1,698		2,944		1,698

Cash operating margin		$ 403,025		$ 254,641		$ 1,228,723		$ 734,949

Cash operating margin is comprised of:

Total cash operating margin of gold sold		$ 234,138		$ 155,234		$ 786,159		$ 453,645

Total cash operating margin of silver sold		158,572		95,664		420,128		265,287

Total cash operating margin of palladium sold		2,510		2,994		6,573		10,259

Total cash operating margin of cobalt sold		7,805		749		15,863		5,758

Total cash operating margin		$ 403,025		$ 254,641		$ 1,228,723		$ 734,949

Divided by:

Total gold ounces sold		78,944		75,694		289,214		245,039

Total silver ounces sold		4,760		3,875		14,111		11,765

Total palladium ounces sold		2,594		3,761		7,626		12,836

Total cobalt pounds sold		529		88		1,147		485

Equals:

Cash operating margin per gold ounce sold		$ 2,966		$ 2,051		$ 2,718		$ 1,851

Cash operating margin per silver ounce sold		$ 33.31		$ 24.68		$ 29.78		$ 22.55

Cash operating margin per palladium ounce sold		$ 968		$ 796		$ 862		$ 799

Cash operating margin per cobalt pound sold		$ 14.75		$ 8.50		$ 13.84		$ 11.87

1)	The cost of sales related to delay ounces is a non-cash expense (see footnote 3 on page 9 of this MD&A for more information).

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [41]

Subsequent Events

Declaration of Dividend

Under the Company’s dividend policy, the quarterly dividend is fixed at $0.165 per common share for 2025. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 6, 2025, the Board of Directors declared a dividend in the amount of $0.165 per common share, with this dividend being payable to shareholders of record on November 20, 2025 and is expected to be distributed on or about December 4, 2025. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Acquisition of Spring Valley PMPA

On November 6, 2025, the Company entered into a PMPA (the “Spring Valley PMPA”) with Waterton Gold Corp., a subsidiary of Waterton Gold LP (“Waterton Gold”) in respect of its Spring Valley project located in Nevada, USA. Under the Spring Valley PMPA, the Company will purchase an amount of gold equal to 8% of the payable gold until 300,000 ounces have been delivered, after which the Company will purchase 6% of the payable gold for the life of the mine. Under the terms of the Spring Valley PMPA, the Company is committed to pay Waterton Gold total upfront cash payments of $670 million, to be paid in installments as various conditions are satisfied. In addition, Wheaton will make ongoing payments for the gold ounces delivered equal to 20% of the spot price of gold until the value of the gold delivered, net of the production payment, is equal to the upfront consideration of $670 million, at which point the production payment will increase to 22% of the spot price of gold. The Company also entered into a cost overrun facility (the “Facility”) of up to $150 million, accessible during an availability period commencing once the full upfront consideration has been paid under the Spring Valley PMPA. The Facility has a maturity date of three years following the first drawdown under the Facility.

Controls and Procedures

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, for the Company.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in the Company’s internal controls over financial reporting during the three months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [42]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2024, unless otherwise noted.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [43]

Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,41)

		December 31, 2024 (6)										December 31, 2023

		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs
Gold
Black Pine Royalty (32)	0.5%	-	-	-	1.5	0.32	0.02	1.5	0.32	0.02	70%	-	-	-
Blackwater (11,27)	8%	23.4	0.74	0.56	0.7	0.80	0.02	24.1	0.74	0.57	91%	24.1	0.74	0.57
Cangrejos (11,31)	4.4%	-	-	-	29.0	0.55	0.51	29.0	0.55	0.51	85%	43.5	0.55	0.76
Constancia	50%	226.0	0.04	0.30	32.5	0.04	0.04	258.5	0.04	0.34	61%	273.9	0.05	0.43
Copper World Complex (21)	100%	319.4	0.03	0.27	65.7	0.02	0.04	385.1	0.02	0.31	60%	385.1	0.02	0.31
Curraghinalt (11,33)	3.05%	0.002	9.14	0.001	0.4	6.43	0.08	0.4	6.45	0.08	94%	0.4	6.45	0.08
DeLamar Royalty(37)	1.5%	0.002	0.46	0.002	1.2	0.39	0.02	1.4	0.40	0.02	72%	1.4	0.40	0.02
El Domo (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Fenix (11,26)	22%	8.3	0.50	0.13	6.8	0.45	0.10	15.1	0.48	0.23	75%	15.1	0.48	0.23
Goose (11,30)	2.78%	-	-	-	0.3	6.82	0.07	0.3	6.82	0.07	93%	0.5	5.97	0.10
Koné (11,38)	19.5%	-	-	-	26.7	0.72	0.62	26.7	0.72	0.62	89%	26.7	0.72	0.62
Kudz Ze Kayah (11,34)	7.27%	-	-	-	1.1	1.32	0.05	1.1	1.32	0.05	64%	1.1	1.32	0.05
Kurmuk (11,39)	6.7%	1.5	1.51	0.07	2.6	1.35	0.11	4.1	1.41	0.18	92%	4.1	1.41	0.18
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Marathon (11,28)	100%	111.6	0.07	0.26	12.3	0.06	0.03	123.8	0.07	0.28	71%	124.2	0.07	0.28
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.2	3.16	0.33	90%	3.3	3.16	0.33
Mt Todd Royalty (11,36)	1%	0.7	0.84	0.02	1.7	0.75	0.04	2.4	0.77	0.06	92%	2.4	0.77	0.06
Platreef (11,35)	62.5%	-	-	-	72.3	0.29	0.67	72.3	0.29	0.67	79%	69.8	0.30	0.67
Salobo (10)	75%	194.3	0.37	2.31	599.0	0.34	6.54	793.2	0.35	8.85	72%	816.7	0.35	9.24
San Dimas (14)	25%	0.3	3.16	0.03	0.5	2.63	0.04	0.8	2.84	0.07	95%	0.9	3.11	0.09
Santo Domingo (11,25)	100%	125.9	0.07	0.28	293.5	0.04	0.33	419.4	0.05	0.61	56%	392.3	0.04	0.51
Stillwater (13)	100%	9.5	0.34	0.10	35.1	0.37	0.41	44.5	0.36	0.52	69%	60.4	0.37	0.72
Sudbury (11)	70%	7.7	0.34	0.08	20.3	0.23	0.15	28.0	0.26	0.24	75%	28.4	0.27	0.25

Total Gold				4.68			10.42			15.10				15.96
Silver
Aljustrel (19)	100%	6.1	44.5	8.7	18.2	43.0	25.2	24.3	43.4	33.9	26%	35.5	44.5	50.7
Antamina (10,11,18)	33.75%
Copper		66.7	8.1	17.4	64.0	9.4	19.3	130.6	8.7	36.7	75%	53.7	7.9	13.7
Copper-Zinc		16.9	18.1	9.8	38.1	19.2	23.5	55.0	18.8	33.3	75%	22.6	17.0	12.4
Blackwater (11,27)	50%	165.2	5.8	30.7	4.7	5.8	0.9	169.9	5.8	31.6	61%	166.5	5.8	31.0
Constancia	100%	451.9	2.6	38.4	65.0	1.8	3.7	516.9	2.5	42.1	70%	547.7	2.7	47.3
Copper World Complex (21)	100%	319.4	5.7	58.3	65.7	4.3	9.1	385.1	5.4	67.4	76%	385.1	5.4	67.4
Cozamin (11,20)	50%
Copper		-	-	-	3.5	41.8	4.7	3.5	41.8	4.7	86%	3.9	42.9	5.4
Zinc		-	-	-	0.5	50.9	0.9	0.5	50.9	0.9	60%	0.5	50.9	0.9
DeLamar Royalty (37)	1.5%	0.2	23.3	0.1	1.2	16.5	0.6	1.4	17.3	0.8	37%	1.4	17.3	0.8
El Domo (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1
Kudz Ze Kayah (11,34)	7.21%	-	-	-	1.1	137.5	4.8	1.1	137.5	4.8	86%	1.1	137.5	4.8
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Los Filos (11,40)	100%	13.0	4.2	1.8	57.8	6.0	11.1	70.7	5.6	12.8	10%	118.2	6.7	25.6
Marmato (11,15)	100%	2.1	16.4	1.1	27.6	5.3	4.7	29.7	6.1	5.8	34%	30.2	6.1	5.9
Mineral Park	100%	93.2	2.4	7.3	95.0	2.4	7.3	188.3	2.4	14.6	61%	183.7	2.5	14.6
Neves-Corvo	100%
Copper		2.7	31.9	2.7	17.4	31.6	17.7	20.1	31.6	20.5	24%	21.2	33.0	22.5
Zinc		4.1	67.4	8.8	14.6	60.7	28.6	18.7	62.2	37.4	30%	21.6	63.2	43.8
Peñasquito (10)	25%	24.6	34.2	27.1	39.5	28.5	36.2	64.2	30.7	63.3	82%	72.8	33.4	78.2
San Dimas (14)	25%	0.3	253.2	2.6	0.5	240.5	3.8	0.8	245.5	6.4	94%	0.9	259.7	7.6
Zinkgruvan	100%
Zinc		3.9	65.0	8.2	7.4	83.0	19.6	11.3	76.7	27.8	83%	11.0	73.6	26.1
Copper		1.4	32.7	1.4	0.2	35.2	0.2	1.6	33.1	1.7	70%	1.4	35.0	1.6

Total Silver				232.9			236.3			469.2				482.8
Palladium
Platreef (11,35)	5.25%	-	-	-	5.7	1.9	0.35	5.7	1.9	0.35	87%	5.5	2.0	0.35
Stillwater (11,13)	4.5%	0.3	10.2	0.10	1.1	10.4	0.38	1.4	10.3	0.48	90%	1.6	10.6	0.55

Total Palladium				0.10			0.73			0.83				0.90
Platinum
Marathon (11,28)	22%	25.4	0.2	0.17	2.8	0.2	0.01	28.2	0.2	0.18	76%	28.1	0.2	0.18
Platreef (11,35)	5.25%	-	0.0	-	5.7	1.9	0.34	5.7	1.9	0.34	87%	5.5	1.9	0.34

Total Platinum				0.17			0.35			0.52				0.52
Cobalt
Voisey’s Bay (11,22)	42.4%	5.9	0.10	13.6	6.5	0.12	17.0	12.4	0.11	30.6	84%	13.2	0.11	32.3

Total Cobalt				13.6			17.0			30.6				32.3

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [44]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,41)

		December 31, 2024 (6)

		Measured			Indicated			Measured & Indicated			Inferred
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Black Pine Royalty (32)	0.5%	-	-	-	0.5	0.32	0.01	0.5	0.32	0.01	0.5	0.23	0.004
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Cangrejos (11,31)	4.4%	-	-	-	13.7	0.38	0.17	13.7	0.38	0.17	8.7	0.39	0.11
Constancia	50%	46.4	0.04	0.06	43.5	0.04	0.05	89.8	0.04	0.11	20.5	0.07	0.05
Copper World Complex (21)	100%	424.0	0.02	0.30	191.0	0.02	0.10	615.0	0.02	0.40	192.0	0.01	0.08
Cotabambas (12,23)	25%	-	-	-	126.8	0.20	0.82	126.8	0.20	0.82	105.9	0.17	0.57
Curraghinalt (11,33)	3.05%	-	-	-	-	-	-	-	-	-	0.2	12.24	0.07
DeLamar Royalty (37)	1.5%	0.1	0.27	0.001	1.0	0.21	0.01	1.0	0.21	0.01	0.4	0.25	0.003
El Domo (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Fenix (11,26)	22%	2.4	0.34	0.03	8.5	0.34	0.09	10.9	0.34	0.12	3.2	0.33	0.03
Goose (11,30)	2.78%	-	-	-	0.1	4.31	0.01	0.1	4.31	0.01	0.2	7.54	0.04
Koné (11,38)	19.5%	-	-	-	4.7	0.43	0.06	4.7	0.43	0.06	2.4	0.54	0.04
Kudz Ze Kayah (11,34)	7.27%	-	-	-	0.2	1.64	0.01	0.2	1.64	0.01	0.04	1.18	0.002
Kurmuk (11,39)	6.7%	0.2	1.30	0.01	0.5	1.35	0.02	0.6	1.34	0.03	0.4	1.62	0.02
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Marathon (11,28)	100%	32.4	0.06	0.06	44.9	0.06	0.08	77.3	0.06	0.15	20.0	0.04	0.03
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.15
Metates Royalty (17)	0.5%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Mt Todd Royalty (11,36)	1%	0.004	1.15	0.0001	0.1	1.50	0.01	0.1	1.49	0.01	0.4	0.77	0.01
Platreef (11,35)	62.5%	-	-	-	7.7	0.26	0.07	7.7	0.26	0.07	15.8	0.26	0.13
Salobo (10)	75%	16.8	0.17	0.09	396.8	0.24	3.01	413.6	0.23	3.10	204.0	0.29	1.87
San Dimas (14)	25%	0.2	4.01	0.03	0.4	1.60	0.02	0.6	2.49	0.05	1.3	2.89	0.12
Santo Domingo (11,25)	100%	2.0	0.02	0.001	72.3	0.03	0.07	74.3	0.03	0.07	154.1	0.03	0.13
Stillwater (13)	100%	16.3	0.37	0.20	18.8	0.35	0.21	35.1	0.36	0.40	91.2	0.39	1.14
Sudbury (11)	70%	4.0	0.70	0.09	4.3	0.23	0.03	8.2	0.45	0.12	1.1	0.40	0.01
Toroparu (12,16)	10%	4.2	1.45	0.20	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.12

Total Gold				1.13			5.64			6.77			4.91
Silver
Aljustrel (19)	100%	16.6	46.4	24.7	18.5	41.8	24.9	35.1	44.0	49.6	26.8	42.4	36.4
Antamina (10,11,18)	33.75%
Copper		29.0	6.5	6.1	50.6	8.6	14.0	79.7	7.8	20.1	206.8	9.1	60.7
Copper-Zinc		6.1	25.9	5.1	19.9	17.5	11.2	26.0	19.5	16.3	82.8	15.6	41.4
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Constancia	100%	92.7	2.2	6.7	86.9	2.2	6.3	179.6	2.2	12.9	40.9	3.7	4.8
Copper World Complex (21)	100%	424.0	4.1	55.9	191.0	3.5	21.5	615.0	3.9	77.4	192.0	3.1	19.1
Cotabambas (12,23)	100%	-	-	-	507.3	2.4	39.5	507.3	2.4	39.5	423.6	2.5	34.5
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	4.1	40.0	5.2	4.2	40.6	5.5	2.8	41.9	3.8
Zinc		-	-	-	1.3	36.4	1.5	1.3	36.4	1.5	1.7	33.8	1.8
DeLamar Royalty (37)	1.5%	0.1	12.9	0.03	1.0	10.0	0.3	1.0	10.2	0.3	0.4	8.4	0.1
El Domo (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Kudz Ze Kayah (11,34)	7.21%	-	-	-	0.2	186.4	1.4	0.2	186.4	1.4	0.04	143.4	0.2
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.8	3.2	1.8
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
Mineral Park	100%	45.0	2.0	2.8	377.3	2.1	25.0	422.3	2.0	27.8	382.7	1.2	14.8
Neves-Corvo	100%
Copper		5.1	48.6	7.9	30.1	48.9	47.3	35.2	48.8	55.3	21.1	25.3	17.2
Zinc		9.6	61.7	19.1	35.0	57.6	64.9	44.7	58.5	84.0	4.0	56.8	7.3
Peñasquito (10)	25%	12.1	27.2	10.5	40.8	24.8	32.6	52.8	25.4	43.1	5.3	25.4	4.3
El Alto	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
San Dimas (14)	25%	0.2	291.8	2.2	0.4	161.2	2.0	0.6	209.5	4.2	1.3	249.9	10.7
Stratoni	100%	-	-	-	1.4	151.7	6.8	1.4	151.7	6.8	1.8	166.5	9.7
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Zinkgruvan	100%
Zinc		3.6	88.1	10.3	3.8	68.9	8.4	7.4	78.3	18.7	14.5	100.0	46.8
Copper		0.9	33.7	1.0	0.3	37.5	0.3	1.2	34.6	1.3	0.2	30.0	0.2

Total Silver				179.6			525.0			704.6			330.1
Palladium
Platreef (11,35)	5.25%	-	-	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.5	0.02
Stillwater (11,13)	4.5%	0.2	11.0	0.06	0.2	9.6	0.06	0.4	10.3	0.12	0.9	10.9	0.32

Total Palladium				0.06			0.07			0.13			0.34
Platinum
Marathon (11,28)	22.0%	7.6	0.1	0.04	10.5	0.1	0.04	18.1	0.1	0.08	4.5	0.1	0.01
Platreef (11,35)	5.25%	-	0.0	-	0.3	1.5	0.01	0.3	1.5	0.01	0.5	1.4	0.02

Total Platinum				0.04			0.06			0.09			0.04
Cobalt
Voisey’s Bay (11,22)	42.4%	0.5	0.06	0.6	0.4	0.07	0.6	0.9	0.06	1.2	2.8	0.12	7.4

Total Cobalt				0.6			0.6			1.2			7.4

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [45]

Notes on Mineral Reserves & Mineral Resources:

1.

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Corporate Development); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),

both employees of the Company (the “Company’s QPs”).

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Aljustrel mines, Blackwater mine, Cangrejos project, Cozamin mine, El Domo project, Curraghinalt project, Fenix project, Goose mine, Kudz Ze Kayah project, Kutcho project, Marathon project, Neves-Corvo mine, Platreef project, San Dimas mine, Santo Domingo project and Zinkgruvan mine report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2024 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.

Mineral Resources for Aljustrel’s Feitais, Moinho and São João mines are reported as of December 31, 2023, and the Estação project as of September 2022. Mineral Reserves for Feitais, Moinho and Estação are reported as of December 31, 2023.

b.	Mineral Resources and Mineral Reserves for the Black Pine project are reported as of June 1, 2024.

c.	Mineral Resources for the Blackwater mine are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

d.	Mineral Resources for the Brewery Creek project are reported as of May 31, 2020.

e.	Mineral Resources for the Cangrejos project are reported as of January 30, 2023 and Mineral Reserves as of March 30, 2023.

f.	Mineral Resources and Mineral Reserves for the Copper World Complex project are reported as of July 1, 2023.

g.	Mineral Resources for the Cotabambas project are reported as of November 20, 2023.

h.	Mineral Resources for the El Domo project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

i.	Mineral Resources for the Curraghinalt project are reported as of May 10, 2018 and Mineral Reserves as of February 25, 2022.

j.	Mineral Resources for the DeLamar project are reported as of August 25, 2023 and Mineral Reserves as of January 24, 2022.

k.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of October 16, 2023.

l.

Mineral Resources for the Koné project are reported as of January 31, 2025 for the satellite and Gbongogo deposits and as of February 20, 2025 for the Koné deposit. Mineral Reserves are reported as of January 15, 2024.

m.	Mineral Resources for the Kudz Ze Kayah project are reported as of May 31, 2017 and Mineral Reserves as of June 30, 2019.

n.	Mineral Resources for the Kutcho project are reported as of July 30, 2021 and Mineral Reserves are reported as of November 8, 2021.

o.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

p.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

q.	Mineral Resources and Mineral Reserves for the Marathon project are reported as of November 1, 2024.

r.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

s.	Mineral Resources for the Metates royalty are reported as of January 28, 2023.

t.	Mineral Resources for the Mineral Park project are reported as of January 31, 2025 and Mineral Reserves as of February 10, 2025.

u.	Mineral Resources and Mineral Reserves for the Platreef project are reported as of February 15, 2025.

v.	Mineral Resources and Mineral Reserves for the Santo Domingo project are reported as of March 31, 2024.

w.	Mineral Resources for the Stratoni mine are reported as of September 30, 2024.

x.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.

7.

Process recoveries are the Company’s estimated average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 2.5% zinc cut-off for the Feitais and Moinho mines and the Estação project.

b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.54 per pound copper, $1.15 per pound zinc, $11.10 per pound molybdenum and $21.46 per ounce silver.

c.	Black Pine – 0.1 grams per tonne gold cut-off assuming $1,650 per ounce gold.

d.	Blackwater mine – NSR cut-off of Cdn$13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

e.	Cangrejos project - declining NSR cut-offs of between $23.00 and $7.76 per tonne assuming $1,500 per ounce gold, $3.00 per pound copper and $18.00 per ounce silver.

f.

Constancia mine – NSR cut-off of $6.40 per tonne for Pampacancha and $7.30 per tonne for Constancia assuming $1,900 per ounce gold, $23.00 per ounce silver, $4.15 per pound copper and $15.00 per pound molybdenum.

g.	Copper World Complex project – $4.00 per pound copper, $12.00 per pound molybdenum, $23.00 per ounce silver and $1,700 per ounce gold.

h.

Cozamin mine - NSR cut-off of $60.54 per tonne for long-hole and $65.55 per tonne for cut and fill for MNV and MNFWZ, and $82.78 per tonne for both mining methods at MNV West, assuming $3.55 per pound copper for MNV and MNFWZ and $3.75 per pound for MNV West, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

i.	Curraghinalt project - 3.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

j.	DeLamar project – NSR cut-offs of $3.55 and $3.65 per tonne for Florida Mountain and DeLamar oxide leach and $4.20 and $4.65 per

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [46]

tonne for Florida Mountain and DeLamar mixed leach, all assuming $1,650 per ounce gold and $21.00 per ounce silver.

k.	El Domo project – NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21.00 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

l.	Fenix project – 0.235 grams per tonne gold cut-off assuming $1.650 per ounce gold.

m.	Goose mine – 1.65 grams per tonne gold cut-off for open pit and 4.64 grams per tonne for underground, assuming $1,750 per ounce gold.

n.	Koné project – gold grade cut-offs ranging from 0.19 to 0.49 grams per tonne assuming $1,550 per ounce gold.

o.

Kudz Ze Kayah project - NSR cut-off of Cdn$29.30 per tonne for open pit and Cdn$173.23 per tonne for underground assuming $1,310 per ounce gold, $18.42 per ounce silver, $3.08 per pound copper, $0.94 per pound lead and $1.10 per pound zinc.

p.	Kurmuk project - gold grade cut-offs ranging from 0.30 to 0.45 grams per tonne assuming $1,500 per ounce gold.

q.

Kutcho project – NSR cut-offs of Cdn$38.40 per tonne for oxide ore and Cdn$55.00 per tonne for sulfide for the open pit and Cdn$129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

r.

Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 – $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

s.	Marathon project – NSR cut-off of Cdn$16.00 per tonne assuming $1,525 per ounce palladium, $950 per ounce platinum, $4.00 per pound copper, $2,000 per ounce gold and $24.00 per ounce silver.

t.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

u.	Mineral Park project - NSR cut-off of $10.47 per tonne assuming $3.75 per pound copper, $19.00 per pound molybdenum and $21.50 per ounce silver.

v.	Mt Todd project – 0.35 grams per tonne gold cut-off for the Batman deposit and zero cut-off for the Heap Leach, assuming $1,600 per ounce gold.

w.

Neves-Corvo mine - NSR cut-offs ranging from EUR 60 to 80 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.85 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

x.	Peñasquito mine - $1,700 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $1.20 per pound zinc.

y.

Platreef project - declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3.00 per pound copper.

z.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $3.52 per pound copper.

aa.	San Dimas mine – $2,200 per ounce gold and $26.00 per ounce silver.

bb.	Santo Domingo project – NSR cut-off of $9.77 per tonne assuming $3.75 per pound copper, $1,400 per ounce gold and $69 to $115 per tonne iron.

cc.	Stillwater mines - combined platinum and palladium cut-off of 11.1 grams per tonne for Stillwater and 8.8 grams per tonne for East Boulder assuming $1,172 per ounce 2E PGM prices.

dd.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.

ee.

Voisey’s Bay mines – NSR cut-offs of Cdn $28.35 per tonne for Discovery Hill Open Pit, Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Eastern Deeps all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ff.

Zinkgruvan mine – NSR cut-offs ranging from SEK 1,100 to 1,350 per tonne depending on area and mining method for both the zinc and lead Mineral Reserves and SEK 1,120 per tonne for the copper Mineral Reserves assuming $3.85 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 2.5% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.

b.

Antamina mine - $6,000 per hour of mill operation cut-off for the open pit and $53.80 per tonne NSR cut-off for the undergound, both assuming $3.50 per pound copper, $1.25 per pound zinc, $13.30 per pound molybdenum and $24.63 per ounce silver.

c.	Black Pine – 0.1 grams per tonne gold cut-off assuming $2,000 per ounce gold.

d.	Blackwater mine – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

e.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

f.	Cangrejos project - 0.25 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold, $3.50 per pound copper, $11.00 per pound molybdenum and $21.00 per ounce silver.

g.

Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,900 per ounce gold, $23.00 per ounce silver, $4.15 per pound copper and $15.00 per pound molybdenum.

h.

Copper World Complex project – 0.1% copper cut-off and an oxidation ratio of lower than 50%, assuming $3.75 per pound copper, $12.00 per pound molybdenum, $22.00 per ounce silver, and $1,650 per ounce gold.

i.	Cotabambas project – 0.15% copper equivalent cut-off assuming $1,850 per ounce gold, $23.00 per ounce silver, $4.25 per pound copper and $20.00 per pound molybdenum.

j.	Cozamin mine – NSR cut-off of $59.00 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.

k.	Curraghinalt project – 5.0 grams per tonne gold cut-off assuming $1,200 per ounce gold.

l.

DeLamar project – 0.17 grams per tonne gold equivalent cut-off for oxide leach and mixed leach and 0.1 grams per tonne gold equivalent cut-off for stockpile, all assuming $1,800 per ounce gold and $21.00 per ounce silver.

m.

El Domo project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

n.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,800 per ounce gold.

o.	Goose mine – 0.9 grams per tonne gold cut-off for open pit and 2.2 grams per tonne for underground, assuming $2,100 per ounce gold.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [47]

p.

Koné project - 0.2 grams per tonne gold cut-off for the Koné deposit, 0.5 grams per tonne for the Gbongogo, Gbongogo South, Koban North, Sena, Diouma North and Lokolo Main deposits and 0.6 grams per tonne for the Yere North and ANV deposits, all assuming a gold price of $2,000 per ounce.

q.

Kudz Ze Kayah project – NSR cut-off of Cdn$25 per tonne for open pit and Cdn$95 per tonne for underground assuming $1,300 per ounce gold, $20.00 per ounce silver, $3.50 per pound copper, $1.05 per pound lead and $1.50 per pound zinc.

r.	Kurmuk project - gold grade cut-off of 0.5 grams per tonne assuming a gold price of $1,800 per ounce.

s.

Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

t.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

u.

Marathon project – NSR cut-off of Cdn$13.60 per tonne for the Marathon project assuming $1,550 per ounce palladium, $1,100 per ounce platinum, $4.25 per pound copper, $2,300 per ounce gold and $27.00 per ounce silver. NSR cut-off of Cdn$13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

v.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

w.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

x.	Mineral Park project – NSR cut-off of $8.82 per tonne assuming $4.25 per pound copper, $21.00 per pound molybdenum and $27.00 per ounce silver.

y.	Mt Todd project – 0.4 grams per tonne gold cut-off for the Batman and Quigleys deposits and zero cut-off for Heap Leach, assuming $1,300 per ounce gold.

z.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource.

aa.	El Alto project – $1,700 per ounce gold, $21.00 per ounce silver and $3.75 per pound copper.

bb.	Peñasquito mine - $2,000 per ounce gold, $23.00 per ounce silver, $1.00 per pound lead and $1.30 per pound zinc.

cc.

Platreef project - 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off assuming $1,200 per ounce platinum, $1,130 per ounce palladium, $2,170 per ounce gold, $5,000 per ounce rhodium, $8.50 per pound nickel and $4.25 per pound copper.

dd.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,525 per ounce gold and $4.09 per pound copper.

ee.	San Dimas mine – NSR cut-off of $174 per tonne assuming $2,400 per ounce gold and $28.00 per ounce silver.

ff.	Santo Domingo project – NSR cut-off of $9.85 per tonne assuming $4.10 per pound copper, $1,600 per ounce gold and $95 to $140 per tonne iron.

gg.	Stillwater mines – combined platinum and palladium cut-off of 9.7 grams per tonne for Stillwater and 7.2 grams per tonne for East Boulder assuming $1,350 per ounce 2E PGM prices.

hh.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

ii.

Sudbury mines - $1,000 to $1,950 per ounce gold, $6.07 to $8.53 per pound nickel, $2.77 to $4.31 per pound copper, $1,124 to $1,350 per ounce platinum, $925 to $1,450 per ounce palladium and $20.41 to $25.54 per pound cobalt.

jj.	Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.

kk.

Voisey’s Bay mines – NSR cut-off of Cdn $28.35 per tonne for Discovery Hill Open Pit and Cdn$230 to $250 per tonne for Reid Brook and Cdn$210 to $250 per tonne for Discovery Hill Underground, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

ll.

Zinkgruvan mine – NSR cut-offs ranging from SEK 900 to 1,150 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-off of SEK 900 per tonne for the copper Mineral Resources assuming $4.43 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Antamina, Peñasquito and Salobo mines was sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form filed on SEDAR on February 19, 2025.

b.	Peñasquito – Newmont’s December 31, 2024 Resources and Reserves press release dated February 20, 2025 and

c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

11.

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Los Filos silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, El Domo gold and silver interests, Stillwater palladium interest, Cangrejos gold interest, Curraghinalt gold interest, Kudz Ze Kayah gold and silver interests, Platreef gold, palladium and platinum interests, Mt Todd royalty, Koné gold interest, Kurmuk gold interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.

The Stillwater PMPA provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results

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provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.

The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310,000 ounces are delivered and 5.25% of gold production thereafter, as well as 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.

Under the Company’s Toroparu Early Deposit Agreement, the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s Metates Royalty entitles the Company to a 0.5% net smelter return royalty.

18.

The Antamina PMPA provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

20.

The new Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Leach material.

22.

The Voisey’s Bay PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.

Under the Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.

Under the Brewery Creek Royalty, the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek project, above which the NSR will increase to 2.75%. Victoria Gold has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0 million. Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.

The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.

The Fenix PMPA provides that Rio2 will deliver gold equal to 22% of the gold production until 130,625 ounces are delivered, then 6% of the gold production until 185,000 ounces are delivered, then 4% of the gold production until 235,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 22% / 6% / 4% / 3.5% basis.

27.

The Blackwater Silver and Blackwater Gold PMPAs provide that Artemis Gold will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 464,000 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.

The Marathon PMPA provides that Gen Mining will deliver 100% of the gold production until 150,000 ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120,000 ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.

The El Domo PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150,000 ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.

In connection with Sabina’s exercise of its option to repurchase 33% of the Goose gold stream on a change in control, the gold delivery obligations under the Goose PMPA with Sabina, a subsidiary of B2Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87,100 ounces are delivered, then 1.44% until 134,000 ounces are delivered and 1.0% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.

The Cangrejos PMPA provides that CMOC will deliver gold equal to 4.4% of the gold production until 0.5 million ounces are delivered and 2.9% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 4.4% / 2.9% basis.

32.	The Black Pine Royalty provides that the Company will be entitled to a 0.5% net smelter return. Attributable resources have been calculated on the 0.5% basis.

33.

The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine. Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

34.

The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver equal to 7.375% of the metal contained in concentrates until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine. Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

35.

The Platreef Gold PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter for a tail period which will terminate on certain conditions being met. The Platreef Palladium and Platinum PMPA provides that Ivanhoe will deliver 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1% for a tail period which will terminate on certain conditions being met. Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

36.

The Mt Todd Royalty provides that the Company will be entitled to 1.0% of gross revenue until 3.47 million ounces of gold are delivered to an offtaker, then 0.667% of gross revenue for the life of the mine. Attributable gold reserves and resources have been calculated on the 1.0% / 0.667% basis.

37.	The DeLamar Royalty provides that the Company will be entitled to a 1.5% net smelter return on Oxide and Mixed material. Attributable resources and reserves have been calculated on the 1.5% basis.

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38.

The Koné PMPA provides that Montage will deliver gold equal to 19.5% of the payable gold production until 400,000 ounces of gold are delivered, then 10.8% until 530,000 ounces are delivered and 5.4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 19.5% / 10.8% / 5.4% basis.

39.

The Kurmuk PMPA provides that Allied will deliver gold equal to 6.7% of the payable gold production until 220,000 ounces of gold are delivered, then 4.8% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 6.7% / 4.8% basis.

40.

The Los Filos PMPA has a 25-year term and is expected to terminate on October 15, 2029. Attributable reserves have been limited to this term and include only heap leach material as detailed in Equinox’s October, 2022 technical report for the Los Filos mine.

41.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose mine, Blackwater mine, Black Pine project, Curraghinalt project, Mt Todd project, DeLamar project, Koné project and Kurmuk project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines and Platreef project, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the payment of up to $400 million to Carcetti and the satisfaction of each party’s obligations in accordance with the proposed Hemlo mine gold stream;
•	the receipt of gold production in respect of the Hemlo mine;
•	the advance, and the repayment, of $200 million in connection with the Carcetti debt facility;
•	the future price of commodities;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

•

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton’s production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, including taxes payable under the GMT and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;
•	possible CRA domestic audits for taxation years subsequent to 2019 and international audits subsequent to 2017;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Hemlo mine gold stream;
•	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Carcetti debt facility;
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration,

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development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect, or the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
•

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from announced legislative changes presented in the 2025 Canadian Federal Budget on November 4, 2025;

•

risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA, and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

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•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	equity price risks related to Wheaton’s holding of long-term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting;
•

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the payment of up to $400 million to Carcetti and the satisfaction of each party’s obligations in accordance with the proposed Hemlo mine gold stream;
•	the advance to, and the receipt from, Carcetti of all amounts owing under the Carcetti debt facility, including, but not limited to, interest;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
•	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the GMT is accurate;
•

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [53]

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2024 and other continuous disclosure documents filed by Wheaton since January 1, 2025, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

WHEATON PRECIOUS METALS 2025 THIRD QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [54]

Corporate Information

DIRECTORS

George Brack, Chair
Jaimie Donovan
Chantal Gosselin
Jeane Hull
Glenn Ives
Charles Jeannes
Marilyn Schonberner
Randy Smallwood
Srinivasan Venkatakrishnan

OFFICERS

Randy Smallwood
Chief Executive Officer

Haytham Hodaly
President

Curt Bernardi
Executive Vice President,
Strategy & General Counsel

Vincent Lau
Senior Vice President & Chief Financial Officer

TRANSFER AGENT

TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada & USA:
1 800 387 0825

Outside of Canada & USA:
1 416 682 3860

Email: shareholderinquiries@tmx.com

AUDITORS

Deloitte LLP
Vancouver, Canada

INVESTOR CONTACT

Emma Murray
Vice President, Investor Relations

CANADA – HEAD OFFICE

Wheaton Precious Metals Corp.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals
International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING:

Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM

Corporate InformationDIRECTORSGeorge Brack, ChairJaimie DonovanChantal GosselinJeane HullGlenn lvesCharles JeannesMarilyn SchonbernerRandy SmallwoodSrinivasan VenkatakrishnanOFFICERSRandy SmallwoodChief Executive OfficerHaytham HodalyPresidentCurt BernardiExecutive Vice President,Strategy & General CounselVincent LauSenior Vice President & Chief Financial OfficerTRANSFER AGENTTSX Trust Company1600- 1066 West Hastings StreetVancouver, BC V6E 3X1Toll-free in Canada & USA:1 800 387 0825Outside of Canada & USA:1 416 682 3860Email: shareholderinquiries@tmx.comAUDITORSDeloitte LLPVancouver, CanadaINVESTOR CONTACTEmma HurrayVice President, Investor RelationsTelephone: 1 604 684 9648Toll Free: 1 844 288 9878Email: info@wheatonpm .comCANADA- HEAD OFFICEWheaton Precious Metals Corp.Suite 35001021 West Hastings StreetVancouver, BC V6E 0C3CanadaT: 1 604 684 9648F: 1 604 684 3123CAYMAN ISLANDS OFFICEWheaton Precious MetalsInternational Ltd.Su ite300, 94 Solaris AvenueCamana BayP.O. Box 1791 GT, Grand CaymanCayman Islands KY1-1109STOCK EXCHANGE LISTING:Toronto Stock Exchange: WPHNew York Stock Exchange: WPHLondon Stock Exchange: WPHWheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions

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